  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 31, 1995

                                                  REGISTRATION NO. 33-58287

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ----------------

                                 AMENDMENT

                                    NO. 1
                                      TO
                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                               ----------------
                              ALTRON INCORPORATED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             MASSACHUSETTS                             04-2464301
      (STATE OR OTHER JURISDICTION        (I.R.S. EMPLOYER IDENTIFICATION NO.)
   OF INCORPORATION OR ORGANIZATION)

        ONE JEWEL DRIVE, WILMINGTON, MASSACHUSETTS 01887, (508) 658-5800
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
        INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)
                               ----------------
                          SAMUEL ALTSCHULER, PRESIDENT
                              ALTRON INCORPORATED
                                ONE JEWEL DRIVE
                        WILMINGTON, MASSACHUSETTS 01887
                           TELEPHONE: (508) 658-5800
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

        ANTHONY J. MEDAGLIA, JR.                   TIMOTHY C. MAGUIRE
      HUTCHINS, WHEELER & DITTMAR              TESTA, HURWITZ & THIBEAULT
       A PROFESSIONAL CORPORATION                    EXCHANGE PLACE
           101 FEDERAL STREET                       53 STATE STREET
      BOSTON, MASSACHUSETTS 02110             BOSTON, MASSACHUSETTS 02109
             (617) 951-6600                          (617) 248-7000

                               ----------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

                               ----------------

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                       PROPOSED
                                          PROPOSED      MAXIMUM
 TITLE OF EACH CLASS OF     AMOUNT        MAXIMUM      AGGREGATE
    SECURITIES TO BE         TO BE     OFFERING PRICE  OFFERING       AMOUNT OF
       REGISTERED        REGISTERED(1)  PER SHARE(2)   PRICE(2)   REGISTRATION FEE
-----------------------------------------------------------------------------------
Common Stock, par value    1,380,000                                  $7,435.40
 $.05 per share........     shares        $15.625     $21,562,500 (previously paid)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Includes 180,000 shares which the Underwriters have the option to purchase from the Company to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, based upon the average of the high and low prices of the Company's Common Stock as reported by the Nasdaq National Market on March 27, 1995.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION--DATED MARCH 31, 1995

PROSPECTUS
--------------------------------------------------------------------------------
                                1,200,000 Shares
                              ALTRON INCORPORATED
                                  Common Stock
--------------------------------------------------------------------------------

Of the 1,200,000 shares of common stock, par value $.05 per share (the "Common Stock"), offered hereby, 1,100,000 shares are being sold by Altron Incorporated ("Altron" or the "Company") and 100,000 shares are being sold by a stockholder of the Company (the "Selling Stockholder"). The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholder. See "Principal and Selling Stockholders."

The Common Stock is included in The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "ALRN." On March 28, 1995, the last reported sales price of the Common Stock as reported on the Nasdaq National Market was $15.75 per share. See "Price Range of Common Stock."

SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
--------------------------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                           UNDERWRITING              PROCEEDS TO
                                 PRICE TO DISCOUNTS AND  PROCEEDS TO   SELLING
                                  PUBLIC  COMMISSIONS(1) COMPANY(2)  STOCKHOLDER
--------------------------------------------------------------------------------
Per Share......................    $           $             $           $
--------------------------------------------------------------------------------
Total(3).......................   $           $             $           $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Company and the Selling Stockholder have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated to be $250,000.

(3) The Company has granted the several Underwriters a 30-day over-allotment option to purchase up to 180,000 additional shares of the Common Stock on the same terms and conditions as set forth above. If all such additional shares are purchased by the Underwriters, the total Price to Public will be
    $   , the total Underwriting Discounts and Commissions will be $   , the
    total Proceeds to Company will be $    and the total Proceeds to Selling
    Stockholder will be $   . See "Underwriting."
--------------------------------------------------------------------------------
The shares of Common Stock are offered by the several Underwriters subject to delivery by the Company and the Selling Stockholder and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriters is expected to be made at the office of Prudential Securities Incorporated, One
New York Plaza, New York, New York, on or about May  , 1995.

PRUDENTIAL SECURITIES INCORPORATED                       NEEDHAM & COMPANY, INC.

May  , 1995

                                [PRODUCT PHOTOS]





  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus or incorporated by reference herein. Unless otherwise indicated, all share and per share data and related information in this Prospectus have been adjusted to reflect a three-for-two split of the Common Stock effected on February 10, 1995 as a 50% stock dividend distributed to all shareholders of record as of January 20, 1995. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised.

                                  THE COMPANY

  Altron Incorporated ("Altron" or the "Company") is a leading contract manufacturer of interconnect products used in advanced electronic equipment. The Company manufactures complex products in the mid-volume sector of the electronic interconnect industry. Altron's products generally require greater engineering and manufacturing expertise than mass-produced, less complex products. The Company manufactures custom-designed backplanes, surface mount assemblies and total systems, as well as multilayer, high density printed circuit boards. Altron works closely with its customers from the early stages of product design and development. The Company provides original design, engineering prototype, preproduction and volume production capabilities.

  Altron is benefitting from the trend by original equipment manufacturers ("OEMs") to outsource their manufacturing and concentrate their resources on research, development, sales and marketing. The Company believes that the trend towards increased reliance by OEMs on independent manufacturers reflects the OEMs' recognition that, for complex electronic interconnect products, independent manufacturers can provide greater specialization, expertise, responsiveness and flexibility and can offer shorter delivery cycles than can be achieved by internal production.

  Altron's strategy is to continue to use its well established multilayer, high density printed circuit board manufacturing and engineering capabilities to further expand into the rapidly growing contract manufacturing business, providing products and services including backplanes, surface mount assemblies, power supplies and total systems. Key elements of this strategy include providing its customers with the highest levels of quality, superior service and leading-edge technology. In fiscal 1994, approximately 61% of Altron's net sales were attributable to value added contract manufacturing, with the remaining 39% of net sales attributable to printed circuit board manufacturing.

  Altron believes its capabilities both in manufacturing multilayer, high density printed circuit boards and in providing value added contract manufacturing services position the Company to serve high growth OEMs in the rapidly changing electronics markets. Altron's OEM customers include a diversified base of manufacturers in the telecommunications, data communications, computer, industrial and medical systems segments of the electronics industry, such as AT&T Corp., Cabletron Systems, Inc., Cascade Communications Corp., Cisco Systems, Inc., Data General Corporation, EMC Corporation, General Datacomm Industries, Inc., General Electric Company, Hewlett-Packard Company, Motorola, Inc., Pyramid Technology Corporation, Siemens Rolm Communications, Inc., Silicon Graphics, Inc., and Stratacom, Inc.

  The Company markets its products and services through its marketing and customer service organization of 39 employees, and through 17 independent sales representative organizations located in the major electronics market areas in the United States. Altron operates three manufacturing plants totaling 285,000 square feet located in Massachusetts and Northern California, two of the major electronics centers in the United States. The Company's two principal plants are ISO 9002 registered.

  In June 1994, Altron Systems Corporation, a wholly-owned subsidiary of Altron, acquired substantially all of the assets of Astrio Corporation ("Astrio"), a contract manufacturer. In December 1994, Altron combined its West Coast systems manufacturing operations with those of Astrio in a new, expanded manufacturing facility in Fremont, California.

  The Company is a Massachusetts corporation and was organized in 1970. Its principal executive offices are located at One Jewel Drive, Wilmington, Massachusetts 01887; its telephone number is (508) 658-5800.

                                  THE OFFERING

Common Stock Offered by the Company.......... 1,100,000 shares
Common Stock Offered by the Selling Stock-
 holder......................................   100,000 shares
Common Stock to be Outstanding after the Of-
 fering(1)................................... 9,544,888 shares
Use of Proceeds by the Company............... Working capital requirements and other general corporate purposes.
                                              See "Use of Proceeds."
The Nasdaq National Market Symbol............ ALRN

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                               FISCAL YEAR ENDED
                         ------------------------------------------------------------
                         DECEMBER 29, DECEMBER 28, JANUARY 2, JANUARY 1, DECEMBER 31,
                             1990         1991        1993       1994      1994(2)
                         ------------ ------------ ---------- ---------- ------------
INCOME STATEMENT DATA:
 Net sales..............   $53,493      $62,086     $68,158    $83,406     $104,202
 Gross profit...........     7,652        8,662       9,587     16,386       23,041
 Income from operations.     2,145        2,230       2,561      9,078       14,396
 Net income.............     1,280        1,075       1,238      5,160        8,450
 Net income per common
  and common equivalent
  share.................   $  0.17      $  0.14     $  0.16    $  0.63     $   0.98
 Weighted average common
  and common equivalent
  shares outstanding....     7,542        7,559       7,770      8,247        8,653

                                                            DECEMBER 31, 1994
                                                          ----------------------
                                                          ACTUAL  AS ADJUSTED(3)
                                                          ------- --------------
BALANCE SHEET DATA:
  Working capital........................................ $24,542    $40,578
  Total assets...........................................  68,522     84,558
  Long-term debt.........................................   8,646      8,646
  Stockholders' investment...............................  40,381     56,417

--------
(1) Based on the number of shares outstanding on March 27, 1995. Does not include an aggregate of 807,150 shares issuable upon exercise of options outstanding on March 27, 1995.

(2) Reflects the June 9, 1994 acquisition of Astrio, a manufacturer of complex surface mount assemblies, for $4,685,000, including $3,000,000 in cash and 167,108 shares of Common Stock. In connection with the Astrio acquisition, the Company also assumed $1,565,000 in liabilities and incurred $64,000 in acquisition costs. See Note 2 of Notes to Consolidated Financial Statements.

(3) Adjusted to reflect the sale of the 1,100,000 shares of Common Stock offered by the Company hereby, assuming an initial public offering price of $15.75 per share (the last reported sales price of the Common Stock on March 28, 1995) and after deduction of the underwriting discounts and commission, estimated offering expenses payable by the Company and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

References in this Prospectus to fiscal years are to the Company's fiscal years which end on the Saturday closest to December 31. Operations for fiscal 1992 include 53 weeks, while all other years presented include 52 weeks.

                                  RISK FACTORS

  An investment in the shares of Common Stock offered hereby involves a high degree of risk. Investors should carefully consider the following risk factors as well as other information set forth in this Prospectus.

  DEPENDENCE ON ELECTRONICS INDUSTRY. Altron's customers are manufacturers in the telecommunications, data communications, computer, industrial and medical systems segments of the electronics industry. These industry segments, as well as the electronics industry as a whole, are subject to rapid technological change and product obsolescence. Discontinuance or modification of products containing components manufactured by Altron could adversely affect the Company's results of operations. The electronics industry is also subject to economic cycles and has experienced and is likely in the future to experience downturns. A downturn in the electronics industry could have a material adverse effect on Altron's business, financial condition and results of operations. See "Business--Customers and Markets."

  VARIABILITY OF CUSTOMER REQUIREMENTS; NATURE OF CUSTOMER COMMITMENTS ON ORDERS. The level and timing of orders placed by the Company's OEM customers vary due to customer attempts to manage inventory, changes in the OEMs' manufacturing strategy and variation in demand for customer products. The Company typically does not obtain long-term purchase orders or commitments but instead works with its customers to anticipate the future volume of orders. Based on such anticipated future volumes, the Company makes commitments regarding the levels of business that it will seek and accept, the timing of production schedules and the levels and utilization of personnel and other resources. A variety of conditions, both specific to the individual customer and generally affecting the customer's industry, may cause customers to cancel, reduce or delay orders that were either previously made or anticipated. Generally, customers may cancel, reduce or delay purchase orders and commitments without penalty, except for payment for work and materials expended through the cancellation date. Significant or numerous cancellations, reductions, or delays in orders by a customer or group of customers could adversely affect the Company's results of operations. See "Business--Customers and Markets."

  FLUCTUATIONS IN OPERATING RESULTS. The Company's results of operations have varied and may continue to fluctuate significantly from period to period, including on a quarterly basis. Operating results are affected by a number of factors, including timing of orders from and shipment to major customers, the volume of orders as related to the Company's capacity, timing of expenditures in anticipation of future sales, economic conditions in the electronics industry and the mix of products. Operating results can also be significantly influenced by the development and introduction of new products by the Company's customers.

  The Company's customers generally require short delivery cycles, and a substantial portion of the Company's backlog is typically scheduled for delivery within 120 days. Quarterly sales and operating results therefore depend in part on the volume and timing of bookings received during the quarter. Backlog fluctuations affect the Company's ability to plan production and inventory levels, which could lead to fluctuations in operating results. A significant portion of the Company's operating expenses are relatively fixed in nature and planned expenditures are based in part on anticipated orders. Any inability to adjust spending quickly enough to compensate for any revenue shortfall may magnify the adverse impact of any such revenue shortfall on the Company's results of operations. Results of operations in any period should not be considered indicative of the results for any future period, and fluctuations in operating results may also result in fluctuations in the price of the Company's Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  TECHNOLOGICAL CHANGE AND PROCESS DEVELOPMENT. The market for the Company's manufacturing services is characterized by rapidly changing technology and continuing process development. The future success of the Company's business will depend in large part upon its ability to maintain and enhance its technological capabilities, develop and market manufacturing services which meet changing customer needs and successfully anticipate or respond to technological changes in manufacturing processes on a cost-effective and timely basis. Although management believes that the Company's operations utilize the assembly and testing technologies and equipment currently required by the Company's customers, there can be no assurance that the Company's process development efforts will be successful or that the emergence of new technologies, industry standards or customer requirements will not render the Company's technology, equipment or processes obsolete or uncompetitive. In addition, to the extent that the Company determines that new assembly and testing technologies and equipment are required to remain competitive, the acquisition and implementation of such technologies and equipment are likely to continue to require significant capital investment by the Company. There can be no assurance that this capital will be available in the future. See "Business-- Electronic Interconnect Industry Overview," "--Business Strategy" and "-- Manufacturing Capabilities and Services."

  COMPETITION. The electronic interconnect industry, which includes contract manufacturing, is highly fragmented and is characterized by intense competition. Altron competes in the technologically advanced segment of the electronic interconnect industry, which is also highly competitive but is less fragmented than the industry as a whole. The Company competes against numerous domestic electronic interconnect product manufacturers. In addition, current and prospective customers continually evaluate the merits of manufacturing products internally and will from time to time offer manufacturing services to third parties in order to utilize excess capacity. Certain of the Company's competitors have substantially greater manufacturing, financial and marketing resources than the Company. The Company may be operating at a cost disadvantage compared to manufacturers who have greater direct buying power with component suppliers or who have lower cost structures. During downturns in the electronics industry, OEMs may become more price sensitive.

  The Company believes that the principal competitive factors in the electronic interconnect industry are quality, service, technology, manufacturing capability, regional access, price, reliability, timeliness and flexibility. There can be no assurance that competition from existing or potential competitors will not have a material adverse effect on the Company's results of operations.

  The introduction of lower priced competitive products or significant price reductions by the Company's competitors could result in price reductions that would adversely affect the Company's results of operations, as would the introduction of new technologies which would render the Company's existing electronic interconnect technology less competitive or obsolete.

  CUSTOMER CONCENTRATION. For the year ended December 31, 1994, one of the Company's customers, Motorola, Inc., accounted for approximately 13% of the Company's revenues. In addition, in the aggregate the Company's twelve largest customers accounted for approximately 57% of the Company's revenues for such period. The loss of, or a significant curtailment of purchases by, any one or more of these customers would have a material adverse effect on the Company's results of operations. The Company anticipates that a significant portion of its sales will continue to be concentrated in a small number of customers. See "Business--Customers and Markets."

  MANAGEMENT OF GROWTH. Altron has grown rapidly in recent years, including its rapid expansion into the value added contract manufacturing business. A continuing period of rapid growth, including geographic expansion, could place a significant strain on the Company's management, operations and other resources. The Company's ability to manage its growth will require it to continue to invest in its operations, including its financial and management information systems, and to retain, motivate and effectively manage its employees. If the Company's management is unable to manage growth effectively, the quality of the Company's services and products, its ability to retain key personnel and its results of operations could be materially and adversely affected. See "Business--Employees" and "Management."

  DEPENDENCE ON KEY PERSONNEL. The Company is highly dependent on its executive officers and certain other key personnel, many of whom could be difficult to replace. If the Company were to lose the services of certain of these people, the Company's operating results could be adversely affected. In addition, continued growth and expansion of the Company's value added contract manufacturing business and development of the Company will require that, despite significant competition, it attract, motivate, and retain additional skilled and experienced personnel. There can be no assurance that the Company will be able to attract, motivate and retain personnel with the skills and experience needed to successfully manage the Company's business and operations. See "Business-- Employees" and "Management."

  AVAILABILITY OF COMPONENTS. Electronic components used by Altron in producing backplanes, surface mount assemblies and total systems are purchased by Altron and, in certain circumstances, Altron may be required to bear the risk of component price fluctuations. In addition, shortages of certain types of electronic components have occurred in the past and may occur in the future. Component shortages or price fluctuations could have an adverse effect on the Company's backplane, surface mount assembly and total systems business, thereby adversely affecting the Company's results of operations. To date, component price fluctuations or shortages have not materially affected the Company. To the extent that the Company's backplane, surface mount assembly and total systems business expands as a percentage of the Company's net sales, component shortages and price fluctuations would adversely affect the Company's results of operations to a greater extent. A component for a major OEM contract is obtained from a single source. An interruption or loss of this component supply could have a material adverse effect on the Company's business and results of operations. See "Business--Manufacturing Capabilities and Services--Materials Procurement and Handling."

  ENVIRONMENTAL COMPLIANCE. Proper disposal of the metals and chemicals used in the manufacturing process is a major consideration for interconnect product manufacturers. Although the Company believes that its facilities are currently in substantial compliance with applicable environmental laws, and although the Company monitors its operations to avoid violations arising from human error or equipment failures, there can be no assurance that violations will not occur. In the event of a future violation of environmental laws, the Company could be held liable for damages and for the costs of remedial actions and could also be subject to revocation of its effluent discharge permits. Any such revocation could require the Company to cease or limit production at its principal facility, thereby having an adverse impact on the Company's operations. Altron is also subject to environmental laws relating to the storage, use and disposal of chemicals, solid waste and other hazardous materials, as well as air quality regulations. Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with a violation. See "Business--Environmental Quality."

  POSSIBLE VOLATILITY OF STOCK PRICE. The price of the Company's Common Stock historically has experienced significant volatility due to fluctuations in revenue and earnings and other factors relating to the Company's operations, as well as the market's changing expectations for the Company's growth, overall equity market conditions and other factors unrelated to the Company's operations. Such fluctuations are expected to continue. In addition, stock markets have experienced extreme price volatility in recent years, which has had a substantial effect on the market price for securities issued by many technology companies, often for reasons unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the price of the Company's Common Stock. See "Price Range of Common Stock."

  CONTROL BY FOUNDER'S FAMILY. After giving effect to the sale of the shares of Common Stock offered hereby, Samuel Altschuler, members of his immediate family in various capacities and certain trusts for the benefit of Mr. Altschuler and members of his immediate family will own approximately 13.1% of the issued and outstanding Common Stock of the Company (12.8% assuming the Underwriters' over-allotment option is exercised in full), and will have the ability to exert significant influence over the Company's corporate governance and over the composition of the Company's Board of Directors. See "Principal and Selling Stockholders."

  EFFECT OF CERTAIN CHARTER PROVISIONS, ANTI-TAKEOVER EFFECTS OF CHARTER, BYLAWS AND MASSACHUSETTS LAW. The Board of Directors has the authority to issue up to 1,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the shareholders. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no present plans to issue shares of Preferred Stock. Further, certain provisions of Massachusetts law could make more difficult a merger, tender offer or proxy contest involving the Company. See "Description of Capital Stock."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 1,100,000 shares of Common Stock offered by the Company hereby are estimated to be $16,036,000 (or approximately $18,700,000 assuming the Underwriters' over-allotment option is exercised in full), at an assumed initial public offering price of $15.75 per share (the last reported sales price of the Common Stock on March 28, 1995) and after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company expects to use the net proceeds of this offering for working capital requirements and other general corporate purposes. The Company may use a portion of the net proceeds of this offering to acquire businesses, products or technologies complimentary to the Company's business. Although Altron has from time to time engaged in discussions with respect to possible acquisitions, it has no present understandings, commitments or agreements, nor is it engaged in any discussions or negotiations, with respect to any such transaction. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

  The Company will not receive any proceeds from the sale of the shares of Common Stock by the Selling Stockholder. See "Principal and Selling Stockholders."

                          PRICE RANGE OF COMMON STOCK

  The Common Stock is included for quotation in the Nasdaq National Market under the symbol "ALRN." The following table sets forth for the periods indicated the high and low sales prices per share of the Common Stock as reported by the Nasdaq National Market:

                                                                 HIGH     LOW
                                                                ------- -------
   Fiscal 1995
     First Quarter (through March 28, 1995).................... $16 7/8 $13 1/2
   Fiscal 1994
     Fourth Quarter............................................ $16 3/8 $12 3/8
     Third Quarter.............................................  13 1/2   9 3/8
     Second Quarter............................................     12       8
     First Quarter.............................................  11 7/8   8 1/4
   Fiscal 1993
     Fourth Quarter............................................ $15 1/4 $    7
     Third Quarter.............................................  16 3/8      7
     Second Quarter............................................   8 1/4   3 3/8
     First Quarter.............................................   3 3/4   2 3/4

  On March 28, 1995, the last reported sales price of the Common Stock as reported by the Nasdaq National Market was $15.75 per share. As of March 27, 1995, the approximate number of record holders of the Common Stock was 361 and the Company believes that the number of beneficial holders was approximately 4,500, based on information supplied by the Company's Transfer Agent.

                                DIVIDEND POLICY

  The Company has never declared or paid cash dividends on shares of its Common Stock and does not expect to declare or pay cash dividends on its Common Stock in the foreseeable future. The Company intends to retain all of its available funds for the operation and expansion of its business. Any future declaration and payment of dividends will be subject to the discretion of the Board of Directors, will be subject to applicable law and will depend upon the Company's results of operations, earnings, financial condition, contractual limitations, cash requirements, future prospects and other factors deemed relevant by the Company's Board of Directors.

                                 CAPITALIZATION

  The following table sets forth the capitalization of the Company at December 31, 1994, and as adjusted to give effect to the sale of 1,100,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $15.75 per share (the last reported sales price of the Common Stock on March 28, 1995) and after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company. See "Use of Proceeds." This table should be read in conjunction with the Company's Consolidated Financial Statements and related Notes appearing elsewhere in this Prospectus.

                                                             DECEMBER 31, 1994
                                                            --------------------
                                                            ACTUAL   AS ADJUSTED
                                                            -------  -----------
                                                              (IN THOUSANDS)
Long-term debt, net of current portion..................... $ 8,646    $ 8,646
                                                            -------    -------
Stockholders' investment:
  Preferred stock, $1.00 par value--
   Authorized--1,000,000 shares
   Issued and outstanding--none............................      -          -
  Common stock, $.05 par value--
   Authorized--10,000,000 shares
   Issued--8,577,552 and 9,677,552 shares as adjusted(1)...     429        484
  Paid-in capital..........................................  10,664     26,645
  Retained earnings........................................  29,565     29,565
  Treasury stock, at cost, 157,055 shares..................    (277)      (277)
                                                            -------    -------
    Total stockholders' investment.........................  40,381     56,417
                                                            -------    -------
     Total capitalization.................................. $49,027    $65,063
                                                            =======    =======

--------
(1) Common Stock issued, as adjusted, excludes an aggregate of 1,126,275 shares of Common Stock that were reserved as of December 31, 1994 for issuance upon exercise of outstanding options. See Note 8 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The income statement data for each of the years in the three-year period ended December 31, 1994 and balance sheet data as of January 1, 1994 and December 31, 1994 are derived from the audited Consolidated Financial Statements included elsewhere in this Prospectus. The income statement data for each of the years in the two-year period ended December 28, 1991 and the balance sheet data as of December 29, 1990, December 28, 1991, and January 2, 1993, are derived from audited Consolidated Financial Statements not included in this Prospectus. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements, related Notes and other financial information included elsewhere in this Prospectus and incorporated by reference herein.

                                              FISCAL YEAR ENDED
                         ------------------------------------------------------------
                         DECEMBER 29, DECEMBER 28, JANUARY 2, JANUARY 1, DECEMBER 31,
                             1990         1991        1993       1994        1994
                         ------------ ------------ ---------- ---------- ------------
                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Net sales.............   $53,493      $62,086     $68,158    $83,406     $104,202
  Cost of sales.........    45,841       53,424      58,571     67,020       81,161
                           -------      -------     -------    -------     --------
  Gross profit..........     7,652        8,662       9,587     16,386       23,041
  Selling, general and
   administrative
   expenses.............     5,507        6,432       7,026      7,308        8,645
                           -------      -------     -------    -------     --------
  Income from opera-
   tions................     2,145        2,230       2,561      9,078       14,396
  Other income..........       264           65         108        109          261
  Interest expense......       466          502         613        582          574
                           -------      -------     -------    -------     --------
  Income before
   provision for income
   taxes................     1,943        1,793       2,056      8,605       14,083
  Provision for income
   taxes................       663          718         818      3,445        5,633
                           -------      -------     -------    -------     --------
  Net income............   $ 1,280      $ 1,075     $ 1,238    $ 5,160     $  8,450
                           =======      =======     =======    =======     ========
  Net income per common
   and common equivalent
   share................   $  0.17      $  0.14     $  0.16    $  0.63     $   0.98
                           =======      =======     =======    =======     ========
  Weighted average com-
   mon and common equiv-
   alent shares out-
   standing.............     7,542        7,559       7,770      8,247        8,653
                           =======      =======     =======    =======     ========
                         DECEMBER 29, DECEMBER 28, JANUARY 2, JANUARY 1, DECEMBER 31,
                             1990         1991        1993       1994        1994
                         ------------ ------------ ---------- ---------- ------------
                                                (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital.......   $10,090      $ 9,817     $13,346    $21,522      $24,542
  Total assets..........    36,815       38,028      40,461     52,553       68,522
  Long-term debt........     5,329        5,151       7,165      9,405        8,646
  Stockholders' invest-
   ment.................    19,291       20,411      21,810     29,452       40,381

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the Selected Consolidated Financial Data and the Consolidated Financial Statements and Notes thereto contained elsewhere herein.

  Printed circuit boards manufactured by the Company and used in its assembly operations are included in value added contract manufacturing sales. Printed circuit board sales represent sales to third parties.

  On June 9, 1994 Altron acquired Astrio, a manufacturer of complex surface mount assemblies, for $4,685,000, including $3,000,000 in cash and 167,108 shares of Common Stock (the "Astrio Acquisition").

  The following table sets forth for the periods indicated the percentage of net sales represented by each line item in the Company's statements of income:

                                                     FISCAL YEAR ENDED
                                             ----------------------------------
                                             JANUARY 2, JANUARY 1, DECEMBER 31,
                                                1993       1994        1994
                                             ---------- ---------- ------------
Net sales...................................   100.0%     100.0%      100.0%
Cost of sales...............................    85.9       80.4        77.9
                                               -----      -----       -----
Gross profit................................    14.1       19.6        22.1
Selling, general and administrative ex-
 penses.....................................    10.3        8.8         8.3
                                               -----      -----       -----
Income from operations......................     3.8       10.8        13.8
Other income................................     0.1        0.1         0.2
Interest expense............................     0.9        0.6         0.5
                                               -----      -----       -----
Income before provision for income taxes....     3.0       10.3        13.5
Provision for income taxes..................     1.2        4.1         5.4
                                               -----      -----       -----
Net income..................................     1.8%       6.2%        8.1%
                                               =====      =====       =====

RESULTS OF OPERATIONS

FISCAL 1994 COMPARED TO FISCAL 1993

  Net sales for 1994 increased 25% to $104.2 million from net sales of $83.4 million for 1993. The increase was primarily the result of increased shipments to the Company's largest customers in the data communications, telecommunications and computer segments of the electronics industry, as well as shipments to new customers in these industries. Improvement in general economic conditions in the electronics industry has resulted in overall growth for the Company's major customers in these industries. Data communications and telecommunications customers accounted for approximately 54% of net sales in each of 1994 and 1993. The Company's largest customer in each of 1994 and 1993 was Motorola, Inc., which accounted for approximately 13% of net sales in each year.

  Value added contract manufacturing sales for 1994 increased 37% to $63.1 million or approximately 61% of net sales, compared to 1993 value added contract manufacturing sales of $46.1 million or 55% of net sales. Of the $17.0 million increase, $5.9 million is attributable to the Astrio Acquisition. Printed circuit board sales for 1994 increased 10% to $41.1 million or approximately 39% of net sales, compared to 1993 printed circuit board sales of $37.3 million or 45% of net sales. Although the printed circuit board business will continue to be an important part of the Company's operations, management believes that printed circuit board sales growth will not keep pace with the sales growth anticipated in the value added contract manufacturing business for the foreseeable future.

  Gross profit for 1994 increased 41% to $23.0 million from $16.4 million in 1993. Gross margin as a percentage of net sales for 1994 increased to 22.1% as compared to 19.6% in 1993. The improvement in the

Company's gross margin was primarily a result of better absorption of fixed costs due to higher shipment levels, and was also due to manufacturing efficiencies gained through productivity and product yield improvements resulting from additional automated manufacturing systems and processes. Although there can be no assurance that the Company can maintain its current gross margin, management expects to focus on market niches and product mix where there is less competitive pricing pressure and to continue to improve productivity, yields and utilization.

  Selling, general and administrative expenses increased 18% to $8.6 million in 1994 from $7.3 million in 1993. Selling, general and administrative expenses as a percentage of net sales decreased to 8.3% in 1994 from 8.8% in 1993. The increase of $1.3 million in 1994 over 1993 was primarily due to added selling, general and administrative expenses attributable to the Astrio operations since the acquisition. The decline in selling, general and administrative expenses as a percentage of net sales was principally the result of higher net sales combined with management's ability to control expenses.

  Other income for 1994 increased $152,000 to $261,000 from other income of $109,000 in 1993. This increase was principally due to increased interest income which resulted from higher rates of return earned on investments and higher cash balances available for investment. Interest expense for 1994 decreased to $574,000 from $582,000 in 1993. This decrease resulted from a reduced mortgage interest rate which was partially offset by higher term loan borrowings.

  The Company's effective tax rate in 1994 and 1993 reflects a provision of 40% of pretax income.

FISCAL 1993 COMPARED TO FISCAL 1992

  Net sales for 1993 increased 22% to $83.4 million from net sales of $68.2 million in 1992. This increase was primarily the result of a higher volume of shipments to existing customers and shipments to major new customers in the data communications and telecommunications segments of the electronics industry. Value added contract manufacturing sales for 1993 increased 21% to $46.1 million or 55% of net sales, compared to 1992 value added contract manufacturing sales of $38.1 million or 56% of net sales. Printed circuit board sales for 1993 increased 24% to $37.3 million or 45% of net sales, compared to 1992 printed circuit board sales of $30.1 million or 44% of net sales. During 1993, the Company continued to experience pricing pressures from excess capacity in the industry.

  Gross profit for 1993 increased 71% to $16.4 million from $9.6 million in 1992. Gross margin as a percentage of net sales for 1993 increased to 19.6% as compared to 14.1% in 1992. The improvement in the Company's gross margin was due to a higher volume of shipments, product mix, recovery of fixed costs over higher volume and improvements in operating efficiencies resulting primarily from productivity and yield improvements. These increases more than offset the lower pricing which resulted from excess capacity in the industry.

  Selling, general and administrative expenses increased 4% to $7.3 million in 1993 from $7.0 million in 1992. Selling, general and administrative expenses as a percentage of net sales decreased to 8.8% in 1993 from 10.3% in 1992. The increase of $282,000 in 1993 over 1992 was due primarily to higher sales commission costs on increased commissionable sales made by independent sales representatives. The improvement in selling, general and administrative expenses as a percentage of net sales was principally the result of higher net sales.

  Other income for 1993 was approximately the same as for 1992. Interest expense for 1993 decreased to $582,000 from $613,000 in 1992. This decrease resulted from a reduced mortgage interest rate, lower borrowings under the line of credit and higher interest capitalized, which were partially offset by higher term loan borrowings.

  The Company's effective tax rate in 1993 and 1992 reflects a provision of 40% of pretax income.

QUARTERLY OPERATING RESULTS AND SEASONALITY

  The following table presents unaudited quarterly operating results for the Company for the four quarters of fiscal 1994. In the opinion of management, this information has been prepared on the same basis as the audited financial statements contained in this Prospectus and includes all adjustments (consisting only of normal recurring adjustments) which management considers necessary for a fair presentation of the results for such periods. Such quarterly results are not necessarily indicative of the results of operations for the full year. See "Risk Factors--Fluctuations In Operating Results."

                                                    QUARTER ENDED
                                       ----------------------------------------
                                       APRIL 2, JULY 2, OCTOBER 1, DECEMBER 31,
                                         1994    1994      1994        1994
                                       -------- ------- ---------- ------------
                                                     (UNAUDITED)
                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales............................. $23,007  $25,372  $26,682     $29,141
Cost of sales.........................  17,907   19,702   20,883      22,669
                                       -------  -------  -------     -------
Gross profit..........................   5,100    5,670    5,799       6,472
Selling, general and administrative
 expenses.............................   1,955    2,130    2,200       2,360
                                       -------  -------  -------     -------
Income from operations................   3,145    3,540    3,599       4,112
Other income..........................      56       39       25         141
Interest expense......................     161      130      116         167
                                       -------  -------  -------     -------
Income before provision for income
 taxes................................   3,040    3,449    3,508       4,086
Provision for income taxes............   1,215    1,379    1,401       1,638
                                       -------  -------  -------     -------
Net income............................ $ 1,825  $ 2,070  $ 2,107     $ 2,448
                                       =======  =======  =======     =======
Net income per common and common
 equivalent share..................... $  0.21  $  0.24  $  0.24     $  0.28
                                       =======  =======  =======     =======
Weighted average common and common
 equivalent shares outstanding........   8,565    8,631    8,776       8,876
                                       =======  =======  =======     =======

LIQUIDITY AND CAPITAL RESOURCES

  In 1994 the Company funded its growth primarily from cash generated from operations. These funds were sufficient to meet increased working capital needs, capital expenditures of approximately $7.0 million, and to fund the Astrio Acquisition which utilized $3.0 million in cash.

  At December 31, 1994, the Company had working capital of $24.5 million compared to working capital of $21.5 million at January 1, 1994. Cash and cash equivalents and short term investments at December 31, 1994 were $10.3 million compared to $8.9 million at January 1, 1994.

  At December 31, 1994, the Company had a $5.0 million unsecured line of credit with its bank, all of which was available.

  On February 10, 1995, the Board of Directors adopted a resolution to increase the authorized shares of Common Stock outstanding from 10,000,000 shares to 30,000,000 shares with a par value of $.05 per share. The proposal will be submitted for approval by the stockholders at a special meeting scheduled to be held March 31, 1995.

  The Company believes that its existing bank credit and working capital, together with cash generated from operations and the net proceeds of this offering, will be sufficient to satisfy anticipated sales growth and investment in manufacturing facilities and equipment through 1996. The Company had commitments for approximately $1.5 million of capital expenditures as of December 31, 1994. Management anticipates that capital expenditures in 1995 will approximate 1994 capital expenditures.

                                    BUSINESS

  Altron is a leading contract manufacturer of interconnect products used in advanced electronic equipment. The Company manufactures complex products in the mid-volume sector of the electronic interconnect industry. Altron's products generally require greater engineering and manufacturing expertise than mass-produced, less complex products. The Company manufactures custom-designed backplanes, surface mount assemblies and total systems, as well as multilayer, high density printed circuit boards. Altron works closely with its customers from the early stages of product design and development. The Company provides original design, engineering prototype, preproduction and volume production capabilities.

  Altron believes its capabilities both in manufacturing multilayer, high density printed circuit boards and in providing value added contract manufacturing services advantageously position the Company to serve high growth OEMs in the rapidly changing electronics markets. Altron's OEM customers include a diversified base of manufacturers in the telecommunications, data communications, computer, industrial and medical systems segments of the electronics industry, such as AT&T Corp., Cabletron Systems, Inc., Cascade Communications Corp., Cisco Systems, Inc., Data General Corporation, EMC Corporation, General Datacomm Industries, Inc., General Electric Company, Hewlett-Packard Company, Motorola, Inc., Pyramid Technology Corporation, Siemens Rolm Communications, Inc., Silicon Graphics, Inc., and Stratacom, Inc.

  Altron's strategy is to continue to use its well established high technology printed circuit board manufacturing and engineering capabilities to further expand into the rapidly growing contract manufacturing business, providing products and services including backplanes, surface mount assemblies, power supplies and total systems. Key elements of this strategy include providing its customers with the highest levels of quality, superior service and leading edge technology. In fiscal 1994, approximately 61% of Altron's net sales were attributable to value added contract manufacturing, with the remaining 39% of net sales attributable to printed circuit board manufacturing.

ELECTRONIC INTERCONNECT INDUSTRY OVERVIEW

  Multilayer, High Density Printed Circuit Boards. According to The Institute for Interconnecting and Packaging Electronic Circuits ("IPC"), the United States printed circuit board market was approximately $6 billion in 1994, of which approximately $4.9 billion was attributable to independent manufacturers like Altron. IPC's data also shows that this market grew approximately 10% in 1994, with multilayer, high density printed circuit boards, the fastest growing segment, accounting for approximately 62% of the 1994 market. IPC estimates that the percentage of the printed circuit board market available to independent printed circuit board manufacturers, such as Altron, has increased from 66% to 82% since 1991.

  Value Added Contract Manufacturing. According to IPC, the United States value added contract manufacturing market was approximately $9.4 billion in 1994 and is growing about 20% per year. Based on industry data, the Company believes that OEMs are increasingly relying upon independent manufacturers of complex electronic interconnect products, such as Altron, rather than on in-house ("captive") production. OEMs which have discontinued or curtailed domestic captive printed circuit board or backplane production since 1990 include AT&T Corp., Data General Corporation, Digital Equipment Corporation, General Electric Company, GTE Corporation, Hewlett-Packard Company, Northern Telecomm Limited, Raytheon Company, Unisys Corporation, and Xerox Corporation. Altron believes that the current trend towards increased reliance by OEMs on independent manufacturers reflects the OEMs' recognition that, for complex electronic interconnect products, independent manufacturers can provide greater specialization, expertise, responsiveness and flexibility and can offer shorter delivery cycles than can be achieved by internal production.

  Other factors which lead OEMs to utilize contract manufacturers include:

   Reduced Time-to-Market. Due to intense competitive pressures in the electronics industry, OEMs are faced with increasingly shorter product life-cycles and therefore have a growing need to reduce the time required to bring a product to market. OEMs can reduce their time to market by using a contract manufacturer's established manufacturing expertise and infrastructure.

   Reduced Capital Investment Requirements. As electronic products have become more technologically advanced, the manufacturing process has become increasingly sophisticated and automated, requiring a greater level of investment in capital equipment. By using contract manufacturers, OEMs can reduce their overall capital equipment requirements while maintaining access to advanced manufacturing facilities.

   Focused Resources. Because the electronics industry is experiencing greater levels of competition and rapid technological change, many OEMs increasingly are seeking to focus their resources on activities and technologies in which they add the greatest value. By offering comprehensive electronic assembly and turnkey manufacturing services, contract manufacturers allow OEMs to focus on core technologies and activities such as product development, marketing and distribution.

   Access to Leading Manufacturing Technology. Electronic interconnect products and electronic interconnect product manufacturing technology have become increasingly sophisticated and complex, making it difficult for OEMs to maintain the necessary technological expertise in process development and control. OEMs are motivated to work with a contract manufacturer in order to gain access to the contract manufacturer's process expertise and manufacturing know-how.

   Improved Inventory Management and Purchasing Power. Electronics industry OEMs are faced with increasing difficulties in planning, procuring and managing their inventories efficiently due to frequent design changes, short product life-cycles, large investments in electronic components, component price fluctuations and the need to achieve economies of scale in materials procurement. OEMs can reduce production costs by using a contract manufacturer's volume procurement capabilities. By utilizing a contract manufacturer's expertise in inventory management, OEMs can better manage inventory costs and increase their return on assets.

BUSINESS STRATEGY

  In response to the foregoing industry trends, Altron has transitioned its business from primarily supplying printed circuit boards to producing sophisticated value added electronic interconnect products.

  Altron's business strategy encompasses several elements:

  . Focus on quality. The Altron team strives to insure the highest levels of quality control in all phases of its operations, as quality is a critical competitive factor in the electronic interconnect market. The Company strives for continuous improvement of its processes and has adopted a number of quality improvement and measurement techniques to improve its performance. Altron's two principal plants are ISO 9002 registered.

  . Provide service oriented manufacturing. The Company manufactures almost all of the printed circuit boards used in its total systems, surface mount assemblies and custom designed backplanes in order to maintain control over costs, quality and timely delivery of its products. This vertical integration also allows the Company to provide a broader range of assembly services, including prototype and high technology products.

  . Maintain technology leadership. Altron seeks to deliver advanced manufacturing and test engineering, responsive materials management, and technologically advanced, flexible and service-oriented manufacturing for the complex, leading-edge products of its OEM customers throughout the full product life cycle.

  . Target high value added electronic interconnect products. Altron focuses on leading manufacturers of advanced electronic equipment who generally require custom-designed, more complex interconnect products and short lead-time manufacturing services such as quick turn multilayer printed circuit boards, backplanes and surface mount assemblies and in-house power supply and total systems design. By focusing on such customer needs, Altron has been able to achieve higher margins than many other participants in the electronic interconnect industry.

  . Maintain a diversified customer base. Altron services a diversified customer base spread over a variety of growing industry segments, including more than 100 customers in the telecommunications, data communications, computer, industrial and medical systems segments of the electronics industry. During fiscal 1994, in aggregate Altron's twelve largest customers accounted for approximately 57% of the Company's net sales.

  . Pursue a "partnership" approach with customers. Altron seeks to establish
   "partnerships" with its customers by involving Altron engineers and staff in the early design stages of its customers' product development, and by providing quick-turnaround manufacturing services and just-in-time, kanban and dock-to-stock delivery. Through this approach, Altron seeks to forge lasting customer relationships across a number of products and through multiple product generations.

PRODUCTS AND SERVICES

  Altron produces total systems, surface mount assemblies, custom designed backplanes and multilayer printed circuit boards that are used in the manufacture of sophisticated electronic equipment. For fiscal 1994, Altron's sales of value added contract manufacturing products such as total systems, surface mount assemblies and custom designed backplanes grew 37% and accounted for approximately 61% of total sales. For fiscal 1994, Altron's sales of printed circuit boards grew approximately 10% and accounted for approximately 39% of total sales. Approximately 85% of Altron's printed circuit board sales in fiscal 1994 were sales of multilayer, high density printed circuit boards.

  Total systems include printed circuit board assemblies, backplanes, card racks, and power supplies that are enclosed in housings, which are usually fabricated from steel or aluminum. Altron has developed a highly sophisticated mechanical design capability to provide its customers with design services. This capability allows Altron to establish a close partnership with its customers and gives Altron visibility for potential future customer requirements.

  Custom designed backplanes are assemblies of stamped and plated pins, plastic housings and other components on multilayer or two-sided printed circuit boards. Backplanes are used in electronic systems to distribute power and ground, and to connect printed circuit boards which plug into the backplane with other printed circuit boards, power supplies, and other circuit elements. They also are used to transfer information into and out of the system. As semiconductor speeds have increased and design requirements have become more stringent, backplane complexity has increased significantly, often requiring the use of large multilayer printed circuit boards of six or more layers. The Company manufactures backplanes with up to 32 layers, .300 inches thick, and 2 feet by 3 feet in size. Altron has recently added a complete fine-pitch surface mount assembly operation to its backplane assembly capabilities, and also uses press-fit technologies in backplane assembly.

  Surface mount assembly is a largely automated advanced interconnect technology that involves placing semiconductor components directly on the surface of both sides of a printed circuit board. This surface mount technology ("SMT") allows the leads on integrated circuits and other electronic components to be soldered to the surface of the backplane assembly or printed circuit board rather than being inserted into holes, thereby accommodating a substantially higher number of leads than can be accommodated with less sophisticated pin-through-hole technology. More leads permit the printed circuit board to interconnect a greater density of components, which permits a reduction in the size of the backplane assembly or printed circuit board.

Additionally, SMT allows components to be placed on both sides of the printed circuit board, thereby permitting even greater density.

  Multilayer printed circuit boards consist of three or more layers of a printed circuit board laminated together and interconnected by plated-through holes. Printed circuit boards consist of metallic interconnecting paths on a non-conductive material, typically laminated epoxy glass. Holes drilled in the laminate and plated through with conductive material from one surface to another, called plated-through holes, are used to receive component leads and to interconnect the circuit layers. Multilayer boards increase packaging density, improve power and ground distribution, and permit the use of higher speed circuitry. The development of electronic components with increased speed, higher performance and smaller size has stimulated a demand for multilayer printed circuit boards, as they provide increased reliability, density and complexity. Since even the most sophisticated two-sided printed circuit boards cannot meet the requirements of today's circuit designers for packaging density, an increasing number of designs use multilayer technology.

MANUFACTURING CAPABILITIES AND SERVICES

  Altron seeks to establish "partnerships" with its customers by providing high quality, responsive, flexible manufacturing capabilities and services which include:

  Advanced Manufacturing Equipment. Altron's concentration on more complex electronic interconnect products has necessitated a substantial capital investment in advanced equipment and the continued introduction of new manufacturing processes. Altron has established an engineering capability to select and implement the latest manufacturing technology. For example, the fine lead spacing or "pitch" in SMT requires an exacting printed circuit board manufacturing and assembly process, and Altron has state-of-the-art surface mount assembly operations in all three of its plants. The Company also uses numerically controlled pin installation and high voltage electrical test equipment in its backplane assembly manufacturing, and has developed a design and manufacturing capability for controlled impedance multilayer printed circuit boards and backplane assemblies. Altron's printed circuit board manufacturing operations also require state-of-the-art equipment and processes, and Altron has a computerized artwork generation system, numerically controlled drillers and routers, automatic electroless deposition, dry film photo-imaging, automatic gold plating, computerized electrical testing and automatic optical inspection. In addition, Altron has seven SMT machines, as well as Hewlett-Packard and GenRad Test Equipment, new Nitrogen blanket flow soldering equipment, and two automatic axial lead assembly lines. All three of Altron's plants are staffed with highly experienced SMT engineering and manufacturing teams which provide cost effective, high quality, assembled printed circuit boards, backplanes and total systems.

  Value Added Contract Manufacturing. Computer integrated manufacturing ("CIM") services provided by Altron consist of developing manufacturing processes and tooling and test sequences for new products from product designs received from customers. In addition, Altron's interconnect products division provides design and engineering services in the early stages of product development, thus assuring that both mechanical and electrical considerations are integrated into a total system approach to achieve a producible, high quality and cost effective product. Altron also evaluates customer designs for manufacturability and, when appropriate, recommends design changes to reduce manufacturing costs or lead times or to increase manufacturing yields and the quality of finished backplane assemblies and printed circuit boards.

  Quick-turnaround. Altron's quick-turnaround manufacturing capabilities allow it to better serve the needs of its customers for quick response to their product designs. Shorter customer product life cycles and the need to bring new products to market quickly have created a demand for small quantities of complex multilayer printed circuit boards delivered in relatively short periods of time, typically from three to ten days. Sales of printed circuit boards produced in this manner accounted for approximately 21% of the Company's printed circuit board sales in fiscal 1994. After engineering of an interconnect product is completed, Altron has the capability to manufacture prototype or preproduction versions of such product on a quick-turnaround basis. Altron expects that the demand for engineering and quick-turnaround prototype and preproduction manufacturing services will increase as OEMs' products become more complex and as product life cycles shorten. The Company's continued success depends upon its ability to respond to the evolving needs of customers in a timely manner.

  Multilayer Printed Circuit Board Manufacturing. Altron's ability to manufacture printed circuit boards, including large, complex multilayer printed circuit boards with close tolerance plated-through hole diameters and other characteristics important to backplane applications, is one of the major factors that has enabled it to become an important supplier of complex, technologically advanced backplane assemblies and multilayer printed circuit boards to the electronics industry. The Company began manufacturing multilayer boards in 1979 and in fiscal 1994 multilayer sales constituted 85% of the Company's printed circuit board revenues. Today Altron is capable of efficiently producing commercial quantities of printed circuit boards with up to thirty two layers and circuit track widths as narrow as four mils.

  The manufacture of complex multilayer interconnect products often requires the use of sophisticated circuit interconnections between certain layers (called "blind or buried vias") and adherence to strict electrical characteristics to maintain consistent circuit transmission speeds (referred to as "controlled impedance boards"). These technologies require very tight lamination and etching tolerances and are especially critical for printed circuit boards with ten or more layers. The Company specializes in multilayer boards requiring controlled impedance, and has developed the ability to manufacture large, thick multilayer backplane boards using Cyanate Ester and GETEK base materials for ultra high speed applications. By concentrating on the multilayer segment of the printed circuit board market, where quality, technology and customer service are more important than in the market for less complex boards, the Company faces less direct competition.

  The manufacture of printed circuit boards involves several steps including dry film imaging, photoimageable soldermask processing, computer controlled drilling and routing, automated plating and process controls and achievement of controlled impedance. Manufacture of printed circuit boards used in backplane assemblies requires specialized expertise and equipment because of the size of the backplane relative to other printed circuit boards and the closer hole diameter tolerances required for press-fit pin assembly. Multilayer manufacturing, which involves placing multiple layers of electrical circuitry within a single printed circuit board or backplane, expands the number of circuits and components that can be contained on the interconnect product and increases the operating speed of the system by reducing the distance that electrical signals must travel. Increasing the density of the circuitry in each layer is accomplished by reducing the width of the circuit tracks and placing them closer together on the printed circuit board or backplane. Interconnect products having narrow, closely spaced circuit tracks are known as "fine line" products.

  Materials Procurement and Handling. Materials procurement and handling services provided by Altron include planning, purchasing and warehousing of electronic components and metal housings used in interconnect products. Altron uses a variety of materials in the manufacture of its products, including copper clad laminates, dry film photo resists, connectors, terminals and pins.

  The Company maintains more than one supply source wherever possible, however, a component for a major OEM contract is obtained from a single source. An interruption or loss of this component supply could have a material adverse effect on the Company's business and results of operations.

  ISO 9002 Registration. Altron's Wilmington, Massachusetts plant and its surface mount assembly operations in its Fremont, California plant are ISO 9002 registered. The Company is currently pursuing such registration for its other operations. ISO 9002 registration, which is based on successful implementation of quality assurance requirements and includes continuous examination of every aspect of the Company's business and compliance audits conducted by an independent quality assessor, provides for worldwide acceptance of Altron's quality systems. Altron was one of the first companies in the electronic interconnect industry to achieve ISO 9002 registration. This achievement has been well received by Altron customers, as certain customers will only do business with ISO 9002 registered companies.

CUSTOMERS AND MARKETS

  Altron's twenty-five years of experience is an important factor in attracting and retaining customers, as its business is not protected by any patents. Altron services a diversified customer base spread over a variety of growing industry segments, including more than 100 customers in the telecommunications, data communications, computer, industrial and medical systems segments of the electronics industry. The following table illustrates the major industry segments served by Altron and the products and services provided by the Company to certain OEM customers.


          OEM CUSTOMER                   OEM APPLICATION                   ALTRON PRODUCTS AND SERVICES
--------------------------------------------------------------------------------------------------------------
                                   TELECOMMUNICATIONS
--------------------------------------------------------------------------------------------------------------
  AT&T Corp.                      Transmission systems                   Printed circuit boards
  Motorola, Inc.                  Cellular data communication            Printed circuit boards, backplanes
  Siemens Rolm                    PBX telecommunication equipment        Backplanes, systems
   Communications, Inc.
--------------------------------------------------------------------------------------------------------------
                                  DATA COMMUNICATIONS
--------------------------------------------------------------------------------------------------------------
  Cabletron Systems, Inc.         LAN, bridges, repeaters                Printed circuit boards
  Cascade Communications          ATM networks                           Backplanes
   Corp.
  Cisco Systems, Inc.             Bridges, routers                       Printed circuit boards, backplanes
  General Datacomm                ATM network routing systems            Design, systems
   Industries, Inc.
  Stratacom, Inc.                 ATM fast packet networks               Backplanes
--------------------------------------------------------------------------------------------------------------
                                        COMPUTER
--------------------------------------------------------------------------------------------------------------
  Data General Corporation        Storage systems                        Backplanes, systems
  EMC Corporation                 Storage systems                        Printed circuit boards, backplanes
  Hewlett-Packard Company         Super mini computers                   Backplanes
  Pyramid Technology              High performance servers               Backplanes, SMT assemblies
   Corporation
  Silicon Graphics, Inc.          Graphic work stations                  Backplanes, systems

--------------------------------------------------------------------------------------------------------------
                                       INDUSTRIAL
--------------------------------------------------------------------------------------------------------------
  Adept Technology,  Inc.         Factory automation                     SMT assemblies
  AEG Schneider                   Factory automation                     Printed circuit boards
   Automation, Inc.
  General Electric Company        Drive controllers                      Printed circuit boards

--------------------------------------------------------------------------------------------------------------
                                        MEDICAL
--------------------------------------------------------------------------------------------------------------
  Clinical Diagnostic Systems,    Blood analysers                        Design, systems
    Inc.
  Coulter Corporation             Medical systems                        Printed circuit boards, backplanes,
                                                                         SMT assemblies
  General Electric Company        Diagnostic CT and MRI                  Design, systems, backplanes
--------------------------------------------------------------------------------------------------------------

  Altron seeks to serve a sufficiently large and varied group of customers to avoid dependence on any one major customer or industry segment. For the year ended December 31, 1994, one of the Company's customers, Motorola, Inc., accounted for approximately 13% of the Company's revenues. In addition, in aggregate the Company's twelve largest customers (including Motorola, Inc.) accounted for approximately 57% of the Company's revenues during such period. See "Risk Factors--Customer Concentration."

  The Company markets its products and services through its marketing and customer service organization of 39 employees, and utilizes 17 independent sales representative organizations located in the major electronics market areas in the United States.

COMPETITION

  The electronic interconnect industry, which includes contract manufacturing, is highly fragmented and is characterized by intense competition. Altron competes in the technologically advanced segment of the electronic interconnect industry, which is also highly competitive but is less fragmented than the industry as a whole. The Company competes against numerous domestic electronic interconnect product manufacturers. In addition, current and prospective customers continually evaluate the merits of manufacturing products internally and will from time to time offer manufacturing services to third parties in order to utilize excess capacity. Certain of the Company's competitors have substantially greater manufacturing, financial and marketing resources than the Company. The Company may be operating at a cost disadvantage compared to manufacturers who have greater direct buying power with component suppliers or who have lower cost structures. During downturns in the electronics industry, OEMs may become more price sensitive.

  The Company believes that the principal competitive factors in the electronic interconnect industry are quality, service, technology, manufacturing capability, regional access, price, reliability, timeliness and flexibility. There can be no assurance that competition from existing or potential competitors will not have a material adverse effect on the Company's results of operations.

  The introduction of lower priced competitive products or significant price reductions by the Company's competitors could result in price reductions that would adversely affect the Company's results of operations, as would the introduction of new technologies which would render existing electronic interconnect technology less competitive or obsolete.

BACKLOG

  Altron's sales are made principally through purchase orders for current needs. The Company's backlog at February 25, 1995 was approximately $41.5 million compared to approximately $27.0 million at February 26, 1994, the majority of which was scheduled to be shipped within 120 days. Variations in the size and delivery schedules of purchase orders received by the Company, as well as changes in customers' delivery requirements, may result in substantial fluctuations in backlog from period to period; accordingly, the Company believes that backlog cannot be considered a meaningful indicator of long-term future financial results.

EMPLOYEES

  The Company had 925 full-time employees as of December 31, 1994. The employees are not represented by a union, and the Company believes its employee relations to be satisfactory. A majority of Company management, officers and executives have over five years of service with the Company.

FACILITIES

  Altron operates a 185,000 square foot manufacturing plant in Wilmington, Massachusetts which is approximately 15 miles north of Boston. The plant produces multilayer printed circuit boards and interconnect products. Altron believes that this plant is one of the largest independent facilities of its kind in the United States. In 1994, Altron began leasing a 70,000 square foot facility in Fremont, California to manufacture interconnect systems, surface mount assemblies and backplanes for its West Coast customers. Also in 1994, Altron leased a 30,000 square foot plant in Woburn, Massachusetts for the design and manufacture of interconnect systems, surface mount assemblies and power supplies. The Company believes that its existing facilities are adequate for its current needs. See "--Environmental Quality."

ENVIRONMENTAL QUALITY

   Proper waste disposal is a major consideration for printed circuit board manufacturers because metals and chemicals are used in the manufacturing process. Water used in the printed circuit board manufacturing process must be treated to remove metal particles and other contaminants before it can be discharged into the municipal sanitary sewer system. Altron has an existing waste treatment system at its Wilmington plant which enables it to comply with governmental regulations relating to the protection of the environment and accommodate anticipated future growth. The Company believes that continued compliance with governmental requirements relating to protection of the environment will not have a material adverse effect on the Company. See "Risk Factors--Environmental Compliance."

  Altron has been advised that contamination resulting from activities of prior owners of an adjacent property has migrated under the Company's manufacturing plant in Wilmington, Massachusetts. The present owner of the adjacent property has assumed responsibility for any remediation activities that may be required and has agreed to indemnify and hold the Company harmless from liabilities and expenses arising from any requirement that the contamination be remediated. Although the Company believes that the present owner's assumption of responsibility will result in no remediation costs to the Company from the contamination, there can be no assurance that the Company will not be subject to some costs regarding this matter.

LEGAL PROCEEDINGS

  To the Company's knowledge there are no pending legal proceedings which are material to the Company to which it is a party or to which any of its property is subject.

                                   MANAGEMENT

DIRECTORS AND OFFICERS

  The names, ages as of March 27, 1995 and positions held by each director and officer of the Company are listed below:

                  NAME                   AGE             POSITION(S)
                  ----                   ---             -----------
Samuel Altschuler(1)....................  67 Chairman of the Board of Directors
                                             and President
Burton Doo(1)...........................  64 Executive Vice President and
                                             Director of Altron Incorporated and
                                             President of Altron Systems
                                             Corporation
Peter D. Brennan(1).....................  52 Vice President, Chief Financial
                                             Officer and Treasurer
Arthur A. Astbury.......................  54 Vice President Manufacturing,
                                             Interconnect Products Division
Thomas L. Goulding......................  49 Vice President Sales and Marketing,
                                             Interconnect Products Division
Roger L. Martin.........................  63 Vice President Sales and Marketing,
                                             Multilayer Division
David A. Mersereau......................  39 Vice President Manufacturing,
                                             Multilayer Division
Matthew Palance.........................  60 Vice President Corporate Services
Anthony J. Medaglia, Jr.(2).............  58 Clerk and Director
Thomas M. Claflin, II(2)................  54 Director
Daniel A. Cronin, Jr.(2)................  66 Director

--------
(1) Executive Officer.
(2) Member of the Audit Committee and the Stock Option Committee.

  MR. ALTSCHULER, a founder of the Company, has been President and a Director of the Company since 1970. In December 1983, Mr. Altschuler was elected Chairman of the Board of Directors. Mr. Altschuler is also a director of MASSBANK Corp.

  MR. DOO, a founder of the Company, has been a Director of the Company since 1970. He was Treasurer from 1973 to 1992 and Senior Vice President from 1978 to December 1983. In December 1983, he was elected Executive Vice President. Mr. Doo has been President of Altron Systems Corporation since its inception.

  MR. BRENNAN has been Chief Financial Officer and Treasurer since June 1992. He has been Vice President of Finance and Corporate Controller since he began his employment with the Company in 1987.

  MR. ASTBURY joined Altron in 1973 and has been Vice President Manufacturing, Interconnect Products Division since 1979.

  MR. GOULDING has been Vice President Sales and Marketing, Interconnect Products Division since December 1994. He was Vice President Marketing for Motorola Wireless Group in 1989, and Senior Vice President/General Manager of a subsidiary of Elron Data Networking in 1990. From 1991 through 1994 he was President of Harvard-Groton Design Consultants.

  MR. MARTIN, a founder of the Company, joined Altron in 1973 and has been Vice President Sales and Marketing, Multilayer Division since 1976.

  MR. MERSEREAU joined Altron in 1977 and was Director of Manufacturing prior to becoming Vice President Manufacturing, Multilayer Division in 1994.

  MR. PALANCE joined Altron in 1970 and has been Vice President Corporate Services since 1974.

  MR. MEDAGLIA has been Clerk of the Company and a Director since 1970. Mr. Medaglia is a shareholder in the law firm of Hutchins, Wheeler & Dittmar which has served as general counsel to the Company since 1970.

  MR. CLAFLIN has been a Director of the Company since 1970. Mr. Claflin is President of Claflin Capital Management, Inc., a venture capital management company. Mr. Claflin is also a director of Zoll Medical Corporation.

  MR. CRONIN has been a Director of the Company since 1979. Mr. Cronin is President of Northbridge Management Co., Inc., an investment management company. Mr. Cronin is also a director of C.R. Bard, Incorporated.

  All directors hold office until the next annual meeting of stockholders of the Company and until their successors have been duly elected and qualified or until their earlier resignation or removal. Officers are elected annually by the Board of Directors.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of March 27, 1995 (i) by each person who is known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock, (ii) by the Selling Stockholder, (iii) by each director of the Company and each executive officer of the Company who beneficially held shares of the Company's Common Stock as of such date, and
(iv) by all executive officers and directors of the Company as a group. Except as otherwise noted, each person maintains a business address c/o Altron Incorporated, One Jewel Drive, Wilmington, Massachusetts 01887, and has sole voting and investment power over the shares shown as beneficially owned, except to the extent authority is shared by spouses under applicable law.


                                                     SHARES BENEFICIALLY               SHARES BENEFICIALLY
                                                       OWNED PRIOR TO                      OWNED AFTER
                                                        OFFERING (1)         NUMBER OF     OFFERING(1)
                                                     -----------------------  SHARES   -----------------------
    NAME AND ADDRESS OF BENEFICIAL OWNER                 NUMBER     PERCENT   OFFERED     NUMBER     PERCENT
    ------------------------------------             ------------ ---------- --------- ------------ ----------
Samuel Altschuler (2)(3)(4)(5)....................     1,352,250     16.0%   100,000     1,252,250     13.1%
Nancy Altschuler (4)..............................       466,875      5.5          -       466,875      4.9
Burton Doo (2)(3)(6)..............................       343,500      4.1          -       343,500      3.6
Anthony J. Medaglia, Jr. (3)(7)(8)................       191,121      2.3          -       191,121      2.0
  101 Federal Street
  Boston, MA 02110
Thomas M. Claflin, II (3)(9)......................        89,295      1.1          -        89,295     *
  77 Franklin Street
  Boston, MA 02110
Daniel A. Cronin, Jr. (3)(10).....................        33,750     *             -        33,750     *
  One Financial Center, 27th Floor
  Boston, MA 02111
Peter D. Brennan (2)(11)..........................         7,500     *             -         7,500     *
All executive officers and directors as a group
 (6 persons) (12)(13).............................     2,017,416     23.6    100,000     1,917,416     19.8

-------
* Less than one percent
 (1) Amounts shown include all shares which may be acquired upon the exercise of outstanding options which are exercisable currently or within 60 days.
 (2) Executive Officer of the Company.
 (3) Director of the Company.
 (4) Mr. and Mrs. Altschuler are general partners of a nominee partnership which holds 466,875 shares, all of which are included in the shares listed as owned by both Mr. and Mrs. Altschuler. Mr. Altschuler has sole voting rights with respect to these shares and shares investment power with his wife. Of the shares held of record by the nominee partnership, 155,250 shares are held as a nominee for Mrs. Altschuler as trustee of trusts established for the benefit of her children, as to which shares she disclaims beneficial interest. Does not include 128,106 shares held by the Samuel Altschuler 1980 Irrevocable Trust, in which members of the Altschuler family have an interest.
 (5) Includes 45,000 shares which can be acquired pursuant to options currently exercisable or exercisable within 60 days.
 (6) Includes 33,750 shares which can be acquired pursuant to options currently exercisable or exercisable within 60 days.
 (7) Includes 10,125 shares which Mr. Medaglia holds as custodian for his children, as to which shares he disclaims beneficial ownership. Includes 128,106 shares which Mr. Medaglia holds as a co-trustee of the Samuel Altschuler 1980 Irrevocable Trust, as to which he disclaims beneficial ownership.
 (8) Includes 15,750 shares which can be acquired pursuant to options currently exercisable or exercisable within 60 days.
 (9) Includes 13,500 shares which can be acquired pursuant to options currently exercisable or exercisable within 60 days.
(10) Includes 22,500 shares which can be acquired pursuant to options currently exercisable or exercisable within 60 days.
(11) Includes 7,500 shares which can be acquired pursuant to options currently exercisable or exercisable within 60 days.
(12) Includes 138,000 shares which executive officers and directors have the right to acquire through the exercise of options currently exercisable or exercisable within 60 days.
(13) In the event that the Underwriters' over-allotment option is exercised in full, all directors and executive officers as a group will beneficially own 19.5% of the shares beneficially owned after the offering.

                          DESCRIPTION OF CAPITAL STOCK

COMMON AND PREFERRED STOCK

  The Company's authorized capital stock consists of 1,000,000 shares of Preferred Stock, par value $1.00 per share, and 10,000,000 shares of Common Stock, par value $.05 per share. The Preferred Stock is divisible into and issuable in one or more series. The rights and preferences of the different series may be established by the Board of Directors without further action by the stockholders. The Board of Directors is authorized with respect to each series to fix and determine, among other things, (i) its dividend rate, (ii) its liquidation preference, (iii) whether or not such shares will be convertible into, or exchangeable for, any other securities or property, and
(iv) whether or not such shares will have voting rights, and, if so, the conditions under which such shares will vote as a separate class.

  The Company believes that the Board of Directors' ability to issue Preferred Stock on such a wide variety of terms will enable the Preferred Stock to be used for important corporate purposes, such as financing acquisitions or raising additional capital. However, were it inclined to do so, the Board could issue all or part of the Preferred Stock with (among other things) substantial voting power or advantageous conversion rights. The issuance of Preferred Stock could have adverse effects upon the holders of Common Stock, including restrictions on Common Stock dividends, dilution of the voting power of the Common Stock and other adverse effects. Such stock could be issued to persons deemed by the Board likely to support current management in a contest for control of the Company, either as a precautionary measure or in response to a specific takeover threat, without requiring further action on the part of the holders of Common Stock. The Company has no current plans to issue Preferred Stock for any purpose.

  The holders of Common Stock and Preferred Stock have the following relative rights and preferences:

  Dividends. Holders of Common Stock are entitled to dividends only when and if declared by the Board of Directors of the Company out of funds legally available for the payment thereof. No cash payment or distribution may be made to the holders of Common Stock until all accumulated dividends on any series of Preferred Stock which may be issued have been declared and set apart for payment, and no shares of capital stock may be repurchased at any time when accrued dividends on any series of Preferred Stock which may be issued are in arrears.

  Voting Rights. Holders of Common Stock are entitled to one vote per share at any annual or special meeting of stockholders. Holders of any series of Preferred Stock which may be issued will be entitled to the voting rights fixed by the Board of Directors for such series. Voting rights are not cumulative, so that the holders of a majority of the voting power of the Company could elect all the Directors standing for election at any annual or special meeting of stockholders, and the holders of the remaining shares may not be able to elect any Director.

  Liquidation. Upon the dissolution of the Company or any distribution of its assets, the holders of Common Stock are entitled to all assets of the Company available for distribution to stockholders after the holders of any series of Preferred Stock which may be issued have received the preferential amount fixed by the Board of Directors for such shares.

  Other Rights. The holders of Common Stock have no preemptive rights to purchase shares of stock of the Company. Shares of Common Stock are not subject to any redemption provisions and are not convertible into any other securities or property. All outstanding shares of Common Stock are fully-paid and non-assessable and the shares of Common Stock offered by the Company in the offering, when issued, will be fully-paid and non-assessable.

  Transfer Agent. The transfer agent for the Common Stock is State Street Bank and Trust Company, Boston, Massachusetts.

CERTAIN PROVISIONS OF MASSACHUSETTS LAW

  The Company is subject to the provisions of Chapter 110F of the Massachusetts General Laws, an anti-takeover law. In general, this statute prohibits a publicly held Massachusetts corporation with sufficient ties to Massachusetts from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless either (i) the interested stockholder obtains the approval of the Board of Directors prior to becoming an interested stockholder, (ii) the interested stockholder acquires 90% of the outstanding voting stock of the corporation (excluding shares held by certain affiliates of the corporation) at the time he becomes an interested stockholder or (iii) the business combination is approved by both the Board of Directors and two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). An "interested stockholder" is a person who, together with affiliates and associates, owns (or at any time within the prior three years did own) 5% or more of the corporation's voting stock. A "business combination" includes mergers, stock and asset sales and other transactions resulting in a financial benefit to the stockholder. The Company may at any time amend its Articles of Organization or By-Laws to elect not to be governed by Chapter 110F, by vote of the holders of a majority of its voting stock, but such an amendment would not be effective for twelve months and would not apply to a business combination with any person who became an interested stockholder prior to the date of the amendment.

  The Company is also subject to the provisions of Chapter 110D of the Massachusetts General Laws, entitled "Regulation of Control Share Acquisitions." In general, this statute provides that any stockholder who acquires 20% or more of the outstanding voting stock of a corporation subject to this statute may not vote that stock unless the stockholders of the corporation so authorize. In addition, Chapter 110D permits a corporation to provide in its articles of organization or by-laws that the corporation may redeem (for fair value) all the shares thereafter acquired in a control share acquisition if voting rights for those shares were not authorized by the stockholders or if no control share acquisition statement was delivered. The Company's By-Laws include a provision which permits the Company to effect such redemptions.

  Section 50A of Chapter 156B of the Massachusetts General Laws requires, among other things, that publicly held Massachusetts corporations have classified (staggered) boards of directors, unless those corporations elect to opt out of the statute's coverage. By vote of the Board of Directors, the Company has elected to opt out of this statute's coverage.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have 9,544,888 issued and outstanding shares of Common Stock (9,724,888 if the Underwriters' over-allotment option is exercised in full). Of these shares, the 1,200,000 shares of Common Stock offered hereby (1,380,000 if the Underwriters' over-allotment option is exercised in full), will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"). Of the 8,444,888 shares of Common Stock outstanding as of March 27, 1995, 6,565,472 shares are freely tradeable and 1,879,416 shares (of which 100,000 shares are being offered hereby) are held by directors, executive officers and other persons, who may be deemed affiliates of the Company, and may be sold after this offering pursuant to Rule 144, subject to the contractual restrictions described below.

  In general, under Rule 144 as currently in effect, any affiliate of the Company or any person (or persons whose shares are aggregated in accordance with the Rule) who has beneficially owned Restricted Securities for at least two years would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the outstanding shares of Common Stock (approximately 95,449 shares based upon the number of shares outstanding after this offering) or the reported average weekly trading volume in the over-the-counter market for the four weeks preceding the sale. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information concerning the Company. Persons who have not been affiliates of the Company for at least three months and who have held their shares for more than three years are entitled to sell Restricted Securities without regard to the volume, manner of sale, notice and public information requirements of Rule 144.

  The Company has registered the shares of Common Stock subject to its stock option plans under the Securities Act. Shares of Common Stock issued upon exercise of outstanding options under these plans will generally be eligible for immediate resale in the public market. As of March 27, 1995, options to purchase an aggregate of 807,150 shares were outstanding under the Company's stock option plans, of which 437,175 were exercisable as of March 27, 1995. Of the 437,175 shares subject to options exercisable as of such date, 138,000 shares are subject to the Lock-Up Agreements as defined below.

  The Company has agreed that it will not, directly or indirectly, offer, sell, offer to sell, contract to sell, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company (other than pursuant to the exercise of currently outstanding stock options) for a period of 180 days after the date of this Prospectus, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters. In addition, the Selling Stockholder, who will beneficially own approximately 1,252,250 shares immediately upon completion of this offering, has agreed to such restrictions for a period of 120 days after the date of this Prospectus, and the Company's other directors and officers, who in the aggregate will beneficially own approximately 665,166 shares immediately upon completion of this offering, have agreed to such restrictions for a period of 90 days after the date of this Prospectus (collectively the "Lock-Up Agreements"). Upon the expiration of the Lock-Up Agreements, the shares subject thereto will be eligible for sale in the public market, subject to the conditions and restrictions of Rule 144.

  No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price for the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock of the Company in the public market after the restrictions described above lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

                                  UNDERWRITING

  The Underwriters named below (the "Underwriters"), for whom Prudential Securities Incorporated and Needham & Company, Inc. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company and the Selling Stockholder the number of shares of Common Stock set forth below opposite their respective names:

                                                                        NUMBER
        UNDERWRITER                                                    OF SHARES
        -----------                                                    ---------
   Prudential Securities Incorporated.................................
   Needham & Company, Inc.............................................








                                                                       ---------
       Total.......................................................... 1,200,000
                                                                       =========

  The Company and the Selling Stockholder are obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock offered hereby if any are purchased.

  The Underwriters, through their Representatives, have advised the Company and the Selling Stockholder that they propose to offer the Common Stock initially at the public offering price set forth on the cover page of this Prospectus;
that the Underwriters may allow to selected dealers a concession of $    per
share; and that such dealers may reallow a concession of $    per share to
certain other dealers. After the initial public offering, the offering price and the concessions may be changed by the Representatives.

  The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 180,000 additional shares of Common Stock at the initial public offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering any over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriters' name in the preceding table bears to 1,200,000.

  The Company and the Selling Stockholder have agreed to indemnify the several Underwriters against or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  The Company has agreed that it will not, directly or indirectly, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, offer, sell, offer to sell, contract to sell, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company substantially similar thereto or any other securities convertible into, or exchangeable or exercisable for, any shares of Common Stock or other capital stock of the Company for a period of 180 days after the date of this Prospectus, other than pursuant to the exercise of currently outstanding stock options . In addition, the Selling Stockholder has agreed to such restrictions for a period of 120 days after the date of this Prospectus and the Company's other directors and officers have agreed to such restrictions for a period of 90 days after the date of this Prospectus.

  In connection with this offering, certain Underwriters and selling group members (if any) or their respective affiliates who are qualified registered market makers on the Nasdaq National Market, may have engaged in passive market making transactions in the Common Stock of the Company on the Nasdaq National Market in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), during the two business day period before commencement of offers or sales of the Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Stockholder by Hutchins, Wheeler & Dittmar, A Professional Corporation, Boston, Massachusetts. Anthony J. Medaglia, Jr., a shareholder of such firm, is the Clerk and a Director of the Company, and is the beneficial owner of Common Stock, as set forth under "Principal and Selling Stockholders" herein. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Testa, Hurwitz & Thibeault, Boston, Massachusetts.

                                    EXPERTS

  The consolidated financial statements included in this Prospectus and the related supplemental schedules of the Company incorporated by reference in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

  The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at certain of its Regional Offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

  The Company has filed with the Commission a Registration Statement on Form S-3 (referred to herein, together with all amendments and exhibits, as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each such contract, agreement or other document labeled as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Copies of the Registration Statement and the exhibits may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company's Annual Report on Form 10-K for the fiscal year ended December
31, 1994 as filed with the Commission (Commission File No.    ) is hereby
incorporated by reference in this Prospectus. Additionally, any document filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such document.

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request, a copy of any and all of the information that has been incorporated by reference in this Prospectus, other than exhibits to such information, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Requests should be submitted in writing to Altron Incorporated, One Jewel Drive, Wilmington, Massachusetts 01887-3390,
Attention: Investor Relations Department. Telephone Number: (508) 658-5800.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Independent Public Accountants..................................  F-2
Consolidated Balance Sheets as of January 1, 1994 and December 31, 1994...  F-3
Consolidated Income Statements for the Years Ended January 2, 1993,
 January 1, 1994 and December 31, 1994....................................  F-4
Consolidated Statements of Stockholders' Investment for the Years Ended
 January 2, 1993, January 1, 1994 and December 31, 1994...................  F-5
Consolidated Statements of Cash Flows for the Years Ended January 2, 1993,
 January 1, 1994 and December 31, 1994....................................  F-6
Notes to Consolidated Financial Statements................................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Altron Incorporated:

  We have audited the accompanying consolidated balance sheets of Altron Incorporated (a Massachusetts corporation) and subsidiary as of January 1, 1994 and December 31, 1994 and the related consolidated income statements, statements of stockholders' investment and cash flows for the years ended January 2, 1993, January 1, 1994 and December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Altron Incorporated and Subsidiary as of January 1, 1994 and December 31, 1994, and the results of their operations and their cash flows for the years ended January 2, 1993, January 1, 1994 and December 31, 1994 in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Boston, Massachusetts
March 2, 1995

                       ALTRON INCORPORATED AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                     JANUARY 1, 1994 AND DECEMBER 31, 1994

                                                                 1993    1994
                                                                ------- -------
                                                                (IN THOUSANDS)
ASSETS
Current Assets:
  Cash and cash equivalents.................................... $ 8,877 $ 8,306
  Short-term investments.......................................       -   2,028
  Accounts receivable, net of allowance for doubtful accounts of $475 and $625............................................  12,429  15,816
  Inventories..................................................   8,306  11,519
  Other current assets.........................................   2,045   2,324
                                                                ------- -------
    Total Current Assets.......................................  31,657  39,993
Property, Plant and Equipment, net.............................  20,896  24,510
Costs in Excess of Net Assets of Acquired Company..............       -   4,019
                                                                ------- -------
                                                                $52,553 $68,522
                                                                ======= =======
LIABILITIES AND STOCKHOLDERS' INVESTMENT
Current Liabilities:
  Current portion of long-term debt............................ $   738 $   805
  Accounts payable.............................................   5,489   9,275
  Accrued payroll and other employee benefits..................   2,443   2,882
  Other accrued expenses.......................................   1,465   2,489
                                                                ------- -------
    Total Current Liabilities..................................  10,135  15,451
                                                                ------- -------
Long-term Debt.................................................   9,405   8,646
                                                                ------- -------
Deferred Income Taxes..........................................   3,561   4,044
                                                                ------- -------
Stockholders' Investment:
  Preferred stock, $1.00 par value --
   Authorized -- 1,000,000 shares
   Issued and outstanding--none................................       -       -
  Common stock, $.05 par value --
   Authorized -- 10,000,000 shares
   Issued -- 8,251,473 and 8,577,552 shares in 1993 and 1994...     413     429
  Paid-in capital..............................................   8,201  10,664
  Retained earnings............................................  21,115  29,565
                                                                ------- -------
                                                                 29,729  40,658
  Less treasury stock, at cost (157,055 shares in 1993 and
   1994).......................................................     277     277
                                                                ------- -------
    Total Stockholders' Investment.............................  29,452  40,381
                                                                ------- -------
                                                                $52,553 $68,522
                                                                ======= =======

  The accompanying notes are an integral part of these consolidated financial statements.

                       ALTRON INCORPORATED AND SUBSIDIARY

                         CONSOLIDATED INCOME STATEMENTS

              FOR THE YEARS ENDED JANUARY 2, 1993, JANUARY 1, 1994
                             AND DECEMBER 31, 1994

                                             1992         1993         1994
                                         ------------ ------------ -------------
                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net Sales..............................     $68,158      $83,406     $104,202
Cost of Sales..........................      58,571       67,020       81,161
                                            -------      -------     --------
Gross Profit...........................       9,587       16,386       23,041
Selling, General and Administrative Ex-
 penses................................       7,026        7,308        8,645
                                            -------      -------     --------
Income from Operations.................       2,561        9,078       14,396
Other Income...........................         108          109          261
Interest Expense.......................         613          582          574
                                            -------      -------     --------
Income Before Provision for Income Tax-
 es....................................       2,056        8,605       14,083
Provision for Income Taxes.............         818        3,445        5,633
                                            -------      -------     --------
Net Income.............................     $ 1,238      $ 5,160     $  8,450
                                            =======      =======     ========
Net Income Per Common and Common Equiv-
 alent Share...........................     $  0.16      $  0.63     $   0.98
                                            =======      =======     ========
Weighted Average Common and Common
 Equivalent Shares Outstanding.........       7,770        8,247        8,653
                                            =======      =======     ========


  The accompanying notes are an integral part of these consolidated financial statements.

                       ALTRON INCORPORATED AND SUBSIDIARY

              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

              FOR THE YEARS ENDED JANUARY 2, 1993, JANUARY 1, 1994
                             AND DECEMBER 31, 1994

                                        COMMON STOCK
                                        ------------- PAID-IN RETAINED TREASURY
                                        SHARES AMOUNT CAPITAL EARNINGS  STOCK
                                        ------ ------ ------- -------- --------
                                                    (IN THOUSANDS)
Balance, December 28, 1991............. 7,596   $380  $ 5,547 $14,717   $(233)
  Exercise of stock options............   102      5      175       -       -
  Sale of common stock through employee
   stock purchase plan.................    11      -       25       -       -
  Treasury stock purchased.............     -      -        -       -     (44)
  Net income...........................     -      -        -   1,238       -
                                        -----   ----  ------- -------   -----
Balance, January 2, 1993............... 7,709    385    5,747  15,955    (277)
  Exercise of stock options............   527     27      953       -       -
  Income tax benefit from stock op-
   tions...............................     -      -    1,265       -       -
  Nonqualified options granted.........     -      -      179       -       -
  Sale of common stock through employee
   stock purchase plan.................    16      1       57       -       -
  Net income...........................     -      -        -   5,160       -
                                        -----   ----  ------- -------   -----
Balance, January 1, 1994............... 8,252    413    8,201  21,115    (277)
  Exercise of stock options............   149      7      291       -       -
  Income tax benefit from stock op-
   tions...............................     -      -      408       -       -
  Stock issuance for net assets of ac-
   quired company......................   167      8    1,677       -       -
  Sale of common stock through employee
   stock purchase plan.................    10      1       87       -       -
  Net income...........................     -      -        -   8,450       -
                                        -----   ----  ------- -------   -----
Balance, December 31, 1994............. 8,578   $429  $10,664 $29,565   $(277)
                                        =====   ====  ======= =======   =====


  The accompanying notes are an integral part of these consolidated financial statements.

                       ALTRON INCORPORATED AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED JANUARY 2, 1993, JANUARY 1, 1994
                             AND DECEMBER 31, 1994

                                                     1992     1993      1994
                                                    -------  -------  --------
                                                         (IN THOUSANDS)
Cash Flows from Operating Activities:
  Net income....................................... $ 1,238  $ 5,160  $  8,450
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization..................   2,860    3,199     3,913
    Deferred taxes and nonqualified options........      91      304       348
    (Gain) loss on disposal of property and equip-
     ment..........................................     (85)     113        90
  Changes in current assets and liabilities, net of
   assets acquired:
    Accounts receivable............................    (496)  (3,246)   (2,392)
    Inventories....................................    (387)     423    (2,678)
    Other current assets...........................       5       28      (126)
    Accounts payable...............................  (1,877)     916     3,144
    Accrued expenses...............................     774      541       816
                                                    -------  -------  --------
  Net cash provided by operating activities........   2,123    7,438    11,565
                                                    -------  -------  --------
Cash Flows from Investing Activities:
  Capital expenditures.............................  (3,026)  (5,833)   (6,986)
  Proceeds from sale of equipment..................     200      115        46
  Purchase of a company, net of cash acquired......       -        -    (2,994)
  Net purchases of short-term investments..........       -        -    (2,028)
                                                    -------  -------  --------
  Net cash used in investing activities............  (2,826)  (5,718)  (11,962)
                                                    -------  -------  --------
Cash Flows from Financing Activities:
  Proceeds from issuance of common stock...........     205    1,038       386
  Purchase of treasury stock.......................     (44)       -         -
  Income tax benefit from stock options............       -    1,265       408
  Net decrease in short-term debt..................    (500)       -      (175)
  Proceeds from long-term debt.....................   3,000    3,000         -
  Principal payments of long-term debt.............    (530)    (707)     (793)
                                                    -------  -------  --------
  Net cash provided by (used in) financing activi-
   ties............................................   2,131    4,596      (174)
                                                    -------  -------  --------
Net Change in Cash and Cash Equivalents............   1,428    6,316      (571)
Cash and Cash Equivalents at Beginning of Year.....   1,133    2,561     8,877
                                                    -------  -------  --------
Cash and Cash Equivalents at End of Year........... $ 2,561  $ 8,877  $  8,306
                                                    =======  =======  ========
Supplemental Disclosure of Cash Flow Information:
  Cash paid during the year for:
    Interest....................................... $   690  $   737  $    652
    Income taxes...................................     539    2,165     4,808

Supplemental Disclosure of Noncash Investing Activities: (See Note 2).

  The accompanying notes are an integral part of these consolidated financial statements.

                       ALTRON INCORPORATED AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1994

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 BUSINESS

  Altron Incorporated ("the Company") is a leading contract manufacturer of interconnect products used in advanced electronic equipment. The Company manufactures complex products in the mid-volume sector of the electronic interconnect industry including custom-designed backplanes, surface mount assemblies and total systems, as well as multilayer, high density printed circuit boards. Altron's customers include a diversified base of manufacturers in the telecommunications, data communications, computer, industrial and medical systems segments of the electronics industry.

  On June 9, 1994, Altron Systems Corporation, a wholly-owned subsidiary, completed the acquisition of Astrio Corporation, a manufacturer of complex surface mount assemblies. The acquisition has been accounted for as a purchase, and the results of operations have been included in the accompanying consolidated income statements from the date of acquisition.

 FISCAL YEAR

  The Company's fiscal year ends on the Saturday closest to December 31. In the financial statements, "1992" refers to the year ended January 2, 1993; "1993" refers to the year ended January 1, 1994; and "1994" refers to the year ended December 31, 1994. Operations for fiscal year 1992 include 53 weeks while all other years presented include 52 weeks.

 PRINCIPLES OF CONSOLIDATION

  The accompanying consolidated financial statements include the accounts of the Company and Altron Systems Corporation, its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

 REVENUE RECOGNITION

  The Company recognizes product sales upon shipment.

 CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

  The Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents. Short-term investments are carried at cost, which approximates market value, and have maturities of less than one year.


  The Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This statement addresses the accounting and reporting for investments in marketable equity securities that have readily determinable fair values and for all investments in debt securities.

  The Company classifies its investment in commercial paper and short-term treasury bills as held-to-maturity given the Company's intent and ability to hold the securities to maturity. In accordance with the statement, held-to-maturity securities are carried at amortized cost.

  In October 1994, the Financial Accounting Standards Board issued SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments", which is effective for fiscal years ending after December 15, 1994. As of December 31, 1994, the Company had no financial instruments requiring disclosure under SFAS No. 119.

                       ALTRON INCORPORATED AND SUBSIDIARY

                               DECEMBER 31, 1994

 NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE

  Net income per common and common equivalent share was computed based on the weighted average number of common and common equivalent shares outstanding during each year. Common equivalent shares include outstanding stock options. Fully diluted net income per share has not been separately presented as it would not be materially different from net income per share as presented.

(2) ACQUISITION

  On June 9, 1994, Altron Systems Corporation, a wholly owned subsidiary, completed the acquisition of Astrio Corporation, a manufacturer of complex surface-mount assemblies, for $4,685,000 consisting of $3,000,000 cash and $1,685,000 in Altron's common stock (167,108 shares). In addition, $1,565,000 in liabilities were assumed and related acquisition costs of $64,000 were incurred.

  The acquisition has been accounted for as a purchase, and the results of operations of Altron Systems Corporation since June 9, 1994 have been included in the accompanying consolidated income statements. The aggregate cost of the acquisition exceeded the estimated fair value of the acquired net assets by $4,154,000 which is being amortized on a straight-line basis over an estimated useful life of 15 years. The allocation of the purchase price was based on the fair value of the net assets acquired and is subject to adjustment. The Company continually assesses whether a change in circumstances has occurred subsequent to the acquisition that would indicate that the future useful life of the asset (Costs in Excess of Net Assets of Acquired Company) should be revised. The Company considers the future earnings potential of the original business in assessing the recoverability of this asset.

  The following table presents selected financial information for the Company and its subsidiary on a proforma basis, assuming the companies had been combined as of January 3, 1993. The proforma results are not necessarily indicative of the actual results or future results of operations that would have occurred had the acquisition been made on January 3, 1993.

                                                 YEAR ENDED       YEAR ENDED
                                               JANUARY 1, 1994 DECEMBER 31, 1994
                                               --------------- -----------------
                                                (IN THOUSANDS, EXCEPT PER SHARE
                                                       DATA, UNAUDITED)
   Net sales.................................      $93,027         $107,149
   Net income................................        5,395            8,330
   Net income per common and common equiva-
    lent share...............................        $0.64            $0.95
   Weighted average common and common equiva-
    lent shares outstanding..................        8,413            8,728

(3) INVENTORIES

  Inventories are stated at the lower of cost (first-in, first-out method) or market. Cost includes materials, labor and manufacturing overhead. Inventories are summarized as follows:

                                                                   1993   1994
                                                                  ------ -------
                                                                  (IN THOUSANDS)
      Raw materials.............................................. $3,466 $ 5,120
      Work-in-process............................................  4,840   6,399
                                                                  ------ -------
                                                                  $8,306 $11,519
                                                                  ====== =======

                       ALTRON INCORPORATED AND SUBSIDIARY

                               DECEMBER 31, 1994
(4) PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment are recorded at cost and consist of the following:

                                                                 1993    1994
                                                                ------- -------
                                                                (IN THOUSANDS)
      Land..................................................... $   465 $   465
      Buildings and improvements...............................  10,247  10,666
      Equipment................................................  30,537  36,237
                                                                ------- -------
                                                                 41,249  47,368
      Less accumulated depreciation............................  20,353  22,858
                                                                ------- -------
                                                                $20,896 $24,510
                                                                ======= =======

  The Company provides for depreciation using the straight-line method over the estimated useful lives of 7 to 40 years for buildings and improvements and 3 to 8 years for equipment.

(5) INCOME TAXES

  Effective January 3, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes," which requires the liability method of accounting. This accounting change had no material effect on net income or net worth.

  The provision for income taxes shown in the accompanying statements of income consists of the following (in thousands):

                                                             1992  1993   1994
                                                             ---- ------ ------
   Federal:
     Current................................................ $541 $2,612 $4,100
     Deferred...............................................   79     78    286
                                                             ---- ------ ------
                                                              620  2,690  4,386
                                                             ---- ------ ------
   State:
     Current................................................  186    708  1,167
     Deferred...............................................   12     47     80
                                                             ---- ------ ------
                                                              198    755  1,247
                                                             ---- ------ ------
   Provision for income taxes............................... $818 $3,445 $5,633
                                                             ==== ====== ======

  The Company had federal and state income taxes currently payable of $81,000 and $154,000 at January 1, 1994 and December 31, 1994, respectively.

  A reconciliation of the Company's effective income tax rate and the statutory federal income tax rate is as follows:

                                                               1992  1993  1994
                                                               ----  ----  ----
   Federal statutory tax rate................................. 34.0% 34.0% 34.0%
   State income taxes, net of federal tax benefit.............  6.3   5.8   5.8
   Other, net.................................................  (.5)   .2    .2
                                                               ----  ----  ----
   Effective tax rate......................................... 39.8% 40.0% 40.0%
                                                               ====  ====  ====

                       ALTRON INCORPORATED AND SUBSIDIARY

                               DECEMBER 31, 1994

  The tax effects of temporary differences included in other current assets as of January 1, 1994 are $420,000 for inventory and receivables, $533,000 for accruals, $72,000 for non-qualified stock options and $120,000 for other net differences. The temporary differences as of December 31, 1994 are $555,000 for inventory and receivables, $615,000 for accruals, $72,000 for non-qualified stock options and $37,000 for other net differences.

  Deferred income taxes as of January 1, 1994 and December 31, 1994 are $3,561,000 and $4,044,000, respectively, and resulted principally from the difference between book and tax depreciation methods.

  For 1993 and 1994, the Company realized tax benefits of $1,265,000 and $408,000, respectively, for disqualifying dispositions of stock options exercised which are deemed compensation for tax purposes. For financial reporting purposes, the benefit is accounted for as a credit to paid-in capital rather than as a reduction of income tax expense.

(6) LONG AND SHORT-TERM DEBT

  Long-term debt consists of the following (in thousands):

                                                                  1993    1994
                                                                 ------- ------
   Ten-year real estate mortgage note........................... $ 5,043 $4,892
   Unsecured term loans.........................................   5,100  4,500
   Other........................................................       -     59
                                                                 ------- ------
                                                                  10,143  9,451
   Less current portion.........................................     738    805
                                                                 ------- ------
   Long-term debt............................................... $ 9,405 $8,646
                                                                 ======= ======

  Maturities of long-term debt are as follows (in thousands):

      FISCAL YEAR
      -----------
        1995............................................................. $  805
        1996.............................................................  3,769
        1997.............................................................  4,877
                                                                          ------
                                                                          $9,451
                                                                          ======

 TEN-YEAR REAL ESTATE MORTGAGE NOTE

  In October 1993, the Company renegotiated its ten-year, first mortgage note with a bank. Under the amended terms, the loan is payable in monthly installments of principal and interest of $37,300 at a fixed interest rate of 5.97% for three years, at which time the interest rate will be renegotiated. The Company's facility, located in Wilmington, Massachusetts, is the security for this loan.

 UNSECURED TERM LOANS

  On May 29, 1992, the Company borrowed $3,000,000 under a five-year, unsecured term loan agreement with quarterly principal payments of $150,000 and monthly interest payable at 7.5%. On September 15, 1993, the Company borrowed a $3,000,000 three-year unsecured term loan at an interest rate of 5.8% payable monthly, and principal payable on September 15, 1996, under an amendment to its term loan agreement with its bank. The term loan agreement contains provisions that the Company maintain certain financial ratios and covenants which the Company met as of January 1, 1994 and December 31, 1994.

                       ALTRON INCORPORATED AND SUBSIDIARY

                               DECEMBER 31, 1994

 SHORT-TERM DEBT

  The Company has an unsecured line of credit with its bank of $5,000,000 at the bank's prime rate. There were no borrowings outstanding under the line of credit and the entire line was available at January 1, 1994 and December 31, 1994.

(7) OPERATING LEASES

  The Company leases computer equipment under noncancelable operating leases. Rental expense for computer leases was $33,000 in 1992, $37,000 in 1993 and $14,000 in 1994.

  The Company rents manufacturing space under lease agreements. Aggregate minimum lease payments under the leases at December 31, 1994 are $342,000, $432,000, $552,000, $566,000 and $582,000 for each of the years 1995 through
1999, respectively, and $899,000 thereafter. Rental expense under the leases was $103,000 in 1992, $120,000 in 1993 and $210,000 in 1994.

(8) STOCKHOLDERS' INVESTMENT

  On August 3, 1993, the Board of Directors declared a three-for-two stock split of its common stock, effected as a 50% stock dividend, to shareholders of record on August 16, 1993 and distributed September 3, 1993. On January 5, 1995, the Board of Directors declared a three-for-two stock split of its common stock effected as a 50% stock dividend to shareholders of record on January 20, 1995 and distributed February 10, 1995. Share quantities and related per share amounts have been retroactively restated to reflect the stock splits.

  On February 10, 1995, the Board of Directors adopted a resolution to increase the authorized shares of common stock outstanding from 10,000,000 shares to 30,000,000 shares with a par value of $.05 per share. The proposal will be submitted for approval by the stockholders at a special meeting scheduled to be held March 31, 1995.

 PREFERRED STOCK

  The stockholders approved the authorization of 1,000,000 shares of preferred stock, $1 par value, on February 14, 1984. The preferred stock is divisible and issuable into one or more series. The rights and preferences of the different series may be established by the Board of Directors without further action by the stockholders. The Board of Directors is authorized, with respect to each series, to fix and determine, among other things: (i) the dividend rate, (ii) the liquidation preference, (iii) whether or not such shares will be convertible into, or exchangeable for, any other securities and (iv) whether or not such shares will have voting rights and, if so, the conditions under which such shares will vote as a separate class.

 STOCK OPTIONS

  The 1981 Stock Option Plan provided for incentive stock options granted at fair market value at the date of grant and nonqualified stock options granted at prices determined by the Board of Directors. All options under the plan are exercisable over a five-year period and expire 10 years from the date of grant. In December 1991, this plan terminated and at December 31, 1994, 64,200 shares were reserved.

  The 1991 Stock Option Plan includes incentive stock options granted at fair market value at the date of grant and nonqualified stock options granted at prices determined by a committee of the Board of Directors. All options are exercisable over a five-year period, commencing 12 months from the date of grant unless

                       ALTRON INCORPORATED AND SUBSIDIARY

                               DECEMBER 31, 1994
accelerated and expire 10 years from the date of grant. On May 19, 1994 the stockholders approved an increase in the total number of shares of common stock reserved for issuance under the Plan to 1,200,000. At December 31, 1994, 901,575 shares of common stock were reserved for issuance.

  The 1989 Nonqualified Stock Option Plan for Non-Employee Directors provided for options exercisable over five years commencing 12 months from the date of grant and expiring 10 years from the date of grant. At December 31, 1994, 18,000 shares were reserved.

  The 1992 and 1993 Stock Option Plans for Non-Employee Directors provided for options exercisable over a two year period from the date of grant and expiring 10 years from the date of grant. The 1993 Stock Option Plan for Non-Employee Directors was approved by the stockholders on May 19, 1994. At December 31, 1994, 67,500 and 75,000 shares were reserved for the 1992 and 1993 Plans, respectively.

  The following table summarizes the stock option activity for the three-year period ended December 31, 1994 (restated for the stock splits):

                                    INCENTIVE               NONQUALIFIED
                                  STOCK OPTIONS            STOCK OPTIONS
                              ----------------------- -------------------------
                                        OPTION PRICE           OPTION PRICE
                               SHARES     PER SHARE   SHARES    PER SHARE
                              --------  ------------- -------  ------------
Outstanding at December 28,
 1991........................  803,475  $1.22- $ 2.67  50,625  $1.67-$2.22
 Granted.....................  272,250   1.83-   2.83  33,750   1.67- 2.11
 Exercised...................  (67,500)  1.22-   2.17 (33,750)  1.67- 2.11
 Canceled....................  (51,750)  2.11-   2.83     -            -
                              --------                -------
Outstanding at January 2,
 1993........................  956,475   1.22-   2.83  50,625   1.67- 2.22
 Granted.....................  280,500   3.22-   8.92  78,750   1.83- 6.61
 Exercised................... (508,275)  1.22-   2.83 (18,000)  1.67- 2.22
 Canceled....................  (37,800)  1.22-   1.83     -            -
                              --------                -------
Outstanding at January 1,
 1994........................  690,900   1.22-   8.92 111,375   1.67- 6.61
 Granted.....................  149,250   8.50-  13.17  45,000   7.08
 Exercised................... (128,025)  1.53-   3.67 (20,475)  1.67- 6.61
 Canceled....................  (28,575)  1.83-   7.08  (5,400)  6.61
                              --------                -------
Outstanding at December 31,
 1994........................  683,550  $1.22- $13.17 130,500  $1.83-$7.08
                              ========                =======
Exercisable at December 31,
 1994........................  235,980  $1.22- $ 8.92  75,600  $1.83-$3.67
                              ========                =======

  Options outstanding at December 31, 1994 expire between April 2, 1996 and December 12, 2004.

  Compensation on nonqualified stock options granted during 1993 amounted to $179,000. All options granted in 1994 were at fair market value.

 EMPLOYEE STOCK PURCHASE PLAN

  The Company maintains an Employee Stock Purchase Plan which provides for two purchase periods during the Company's fiscal year. The purchase price of shares under the Plan is 90% of the lower of the fair market value at the beginning and the end of the period. Substantially all employees with more than one year of service are eligible to participate in the Plan. At December 31, 1994, 147,915 shares of common stock were reserved for issuance.

                       ALTRON INCORPORATED AND SUBSIDIARY

                               DECEMBER 31, 1994

(9) OTHER INCOME

  Other income consists of interest income of $13,000, $218,000 and $351,000 for the years ended 1992, 1993 and 1994, respectively and other income (expense), net of $95,000, $(109,000) and $(90,000) for these respective years.

(10) INTEREST EXPENSE

  Interest expense was $709,000, $710,000 and $654,000 for the years ended 1992, 1993 and 1994, respectively, of which $96,000, $128,000 and $80,000 was capitalized to property, plant and equipment.

(11) SIGNIFICANT CUSTOMERS

  For 1992, no customer accounted for 10% or more of net sales. One customer, Motorola Inc., accounted for approximately 13% of net sales for 1993 and 1994.

(12) EMPLOYEE BENEFIT PLAN

  The Altron Savings and Investment Plan allows all full-time employees with at least one year of service with the Company to participate. Plan participants elect to have contributions made to the Plan under Section 401(k) of the Internal Revenue Code. Company contributions become vested at the rate of 20% for each year of service with the Company. Annual Company contributions to the plan are at the discretion of the Board of Directors and are discretionary in amount. The Company contributed approximately $134,000, $150,000 and $230,000 for the years 1992, 1993 and 1994.

  The Company does not provide post-retirement benefits. Accordingly SFAS No. 106 "Accounting for Post-Retirement Benefits Other Than Pensions" has no impact upon the Company. The Company does not provide benefits for periods after employment but prior to retirement. Accordingly, SFAS No. 112 "Employers' Accounting for Postemployment Benefits" has no impact upon the Company.

(13) QUARTERLY RESULTS (UNAUDITED)

  The following summarized unaudited results of operations for the fiscal quarters in the years ended January 1, 1994 and December 31, 1994 have been accounted for using generally accepted accounting principles for interim reporting purposes and include adjustments (consisting of normal recurring adjustments) which the Company considers necessary for the fair presentation of results for these interim periods:

                                      FIRST  SECOND   THIRD  FOURTH   FISCAL
                                     QUARTER QUARTER QUARTER QUARTER   YEAR
                                     ------- ------- ------- ------- --------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
1993
Net sales........................... $20,580 $21,230 $20,056 $21,540 $ 83,406
Gross profit........................   3,540   4,115   4,158   4,573    16,386
Net income..........................     875   1,280   1,402   1,603     5,160
Net income per share................    0.11    0.16    0.17    0.19       0.63
1994
Net sales........................... $23,007 $25,372 $26,682 $29,141 $104,202
Gross profit........................   5,100   5,670   5,799   6,472    23,041
Net income..........................   1,825   2,070   2,107   2,448     8,450
Net income per share................    0.21    0.24    0.24    0.28       0.98

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SO-LICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UN-DER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    5
Use of Proceeds...........................................................    9
Price Range of Common Stock...............................................    9
Dividend Policy...........................................................    9
Capitalization............................................................   10
Selected Consolidated Financial Data......................................   11
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   12
Business..................................................................   15
Management................................................................   23
Principal and Selling Stockholders........................................   25
Description of Capital Stock..............................................   26
Shares Eligible For Future Sale...........................................   28
Underwriting..............................................................   29
Legal Matters.............................................................   30
Experts...................................................................   30
Additional Information....................................................   30
Incorporation of Certain Documents by Reference...........................   31
Index to Consolidated Financial Statements................................  F-1


                               1,200,000 Shares

                  [LOGO OF ALTRON INCORPORATED APPEARS HERE]

                                 Common Stock

                                  -----------

                                  PROSPECTUS

                                  -----------


                      PRUDENTIAL SECURITIES INCORPORATED
                            NEEDHAM & COMPANY, INC.

                                  May  , 1995

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The expenses in connection with the issuance and distribution of the securities being registered hereby, other than the underwriting discounts and commissions, to be paid by the Company, are estimated as follows:

      Registration fee under Securities Act......................... $  7,435.40
      National Association of Securities Dealers, Inc. filing fee...    2,656.00
      Legal fees and expenses.......................................   75,000.00
      Accounting fees and expenses..................................   50,000.00
      Blue Sky fees and expenses (including legal fees).............   15,000.00
      Printing and engraving expenses...............................   70,000.00
      Transfer agent fees and expenses..............................   15,000.00
      Miscellaneous.................................................   14,908.60
                                                                     -----------
          Total..................................................... $250,000.00
                                                                     ===========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 67 of Chapter 156B of the Massachusetts Business Corporation Law, which is applicable to the Company, provides as follows:

  Indemnification of directors, officers, employees and other agents of a corporation, and persons who serve at its request as directors, officers, employees or other agents of another organization, or who serve at its request in any capacity with respect to any employee benefit plan, may be provided by it to whatever extent shall be specified in or authorized by (i) the articles of organization or (ii) a by-law adopted by the stockholders or (iii) a vote adopted by the holders of a majority of the shares of stock entitled to vote on the election of directors. Except as the articles of organization or by-laws otherwise require, indemnification of any persons referred to in the preceding sentence who are not directors of the corporation may be provided by it to the extent authorized by the directors. Such indemnification may include payment by the corporation of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he shall be adjudicated to be not entitled to indemnification under this section which undertaking may be accepted without reference to the financial ability of such person to make repayment. Any such indemnification may be provided although the person to be indemnified is no longer an officer, director, employee or agent of the corporation or of such other organization or no longer serves with respect to any such employee benefit plan.

  No indemnification shall be provided for any person with respect to any matter as to which he shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation or to the extent that such matter relates to service with respect to an employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan.

  The absence of any express provision for indemnification shall not limit any right of indemnification existing independently of this section.

  A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or other agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or other agent of another organization or with respect to any employee benefit plan, against any liability incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability.

  In addition, pursuant to its Articles of Organization and By-Laws, the Company shall indemnify its directors and officers against expenses (including judgments or amounts paid in settlement) incurred in any action, civil or criminal, to which any such person is a party by reason of any alleged act or failure to act in his capacity as such, except as to a matter as to which such director or officer shall have been finally adjudged not to have acted in good faith in the reasonable belief that his action was in the best interest of the Company.

ITEM 16. EXHIBITS

  (a) Exhibits: The following is a list of exhibits filed as part of the Registration Statement:

   NUMBER                             DESCRIPTION
   ------                             -----------
    *1.1  Form of Underwriting Agreement.
    *3.1  Articles of Organization of Altron Incorporated, as amended.
    *5.1  Opinion of Hutchins, Wheeler & Dittmar, A Professional Corporation.
    23.1  Consent of Arthur Andersen LLP.
   *23.2  Consent of Hutchins, Wheeler & Dittmar, A Professional Corporation
          (included in the opinion filed as Exhibit 5.1 hereto).
    24.1  Power of Attorney (included on the signature page of this
          Registration Statement).

--------
* To be filed by amendment.

ITEM 17. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    1. For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    2. For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide public offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF BOSTON, COMMONWEALTH OF MASSACHUSETTS, ON THE 28TH DAY OF MARCH, 1995.

                                          ALTRON INCORPORATED


                                          By:    /s/ Samuel Altschuler
                                              -------------------------------
                                                    Samuel Altschuler,
                                                         President

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS THAT EACH PERSON WHOSE SIGNATURE APPEARS BELOW CONSTITUTES AND APPOINTS SAMUEL ALTSCHULER AND BURTON DOO, AND EACH OF THEM, WITH THE POWER TO ACT WITHOUT THE OTHER, HIS TRUE AND LAWFUL ATTORNEY-IN-FACT AND AGENT, WITH FULL POWER OF SUBSTITUTION AND RESUBSTITUTION, FOR HIM OR IN HIS NAME, PLACE AND STEAD, IN ANY AND ALL CAPACITIES TO SIGN ANY AND ALL AMENDMENTS OR POST-EFFECTIVE AMENDMENTS TO THIS REGISTRATION STATEMENT, AND TO FILE THE SAME, WITH ALL EXHIBITS THERETO, AND OTHER DOCUMENTS IN CONNECTION THEREWITH, WITH THE SECURITIES AND EXCHANGE COMMISSION, GRANTING UNTO SAID ATTORNEY-IN-FACT AND AGENTS, AND EACH OF THEM, FULL POWER AND AUTHORITY TO DO AND PERFORM EACH AND EVERY ACT AND THING REQUISITE OR NECESSARY TO BE DONE IN AND ABOUT THE PREMISES, AS FULLY TO ALL INTENTS AND PURPOSES AS HE MIGHT OR COULD DO IN PERSON, HEREBY RATIFYING AND CONFIRMING ALL THAT SAID ATTORNEY-IN-FACT AND AGENTS OR EITHER OF THEM, OR THEIR OR HIS SUBSTITUTES, MAY LAWFULLY DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                        TITLE(S)              DATE
              ---------                        --------              ----

        /s/ Samuel Altschuler           Chairman of the         March 28, 1995
-------------------------------------   Board of Directors
          SAMUEL ALTSCHULER             and President
                                        (principal executive
                                        officer)

           /s/ Burton Doo               Executive Vice          March 28, 1995
-------------------------------------   President and
             BURTON DOO                 Director

        /s/ Peter D. Brennan            Vice President,         March 28, 1995
-------------------------------------   Chief Financial
          PETER D. BRENNAN              Officer and
                                        Treasurer (principal
                                        financial and
                                        accounting officer)

    /s/ Anthony J. Medaglia, Jr.        Director                March 28, 1995
-------------------------------------
      ANTHONY J. MEDAGLIA, JR.

      /s/ Daniel A. Cronin, Jr.         Director                March 28, 1995
-------------------------------------
        DANIEL A. CRONIN, JR.

      /s/ Thomas M. Claflin, II         Director                March 28, 1995
-------------------------------------
        THOMAS M. CLAFLIN, II

                                    EXHIBITS

   NUMBER                          DESCRIPTION                           PAGE
   ------                          -----------                           ----
    *1.1  Form of Underwriting Agreement.
    *3.1  Articles of Organization of Altron Incorporated, as amended.
    *5.1  Opinion of Hutchins, Wheeler & Dittmar, A Professional
          Corporation.
    23.1  Consent of Arthur Andersen LLP.
   *23.2  Consent of Hutchins, Wheeler & Dittmar, A Professional
          Corporation (included in the opinion filed as Exhibit 5.1
          hereto).
    24.1  Power of Attorney (included on the signature page of this
          Registration Statement).

--------
* To be filed by amendment.